January 12, 2021

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-0001

Re: ***Cboe EDGX Exchange, Inc.***
Form 1 Amendment

Dear Ms. Marshall:

On behalf of Cboe EDGX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit C currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 3:00pm on 01/12/21

Enclosures

[1] See Attachment for a comprehensive list of updates to Exhibit C

Attachment

Summary of changes made to Exhibit C:

- The following new entities were acquired and have been added to the Exhibit: BIDS Holdings GP LLC, BIDS Holdings LP, BIDS Trading, LP, BIDS Global Services, BIDS Trading Technologies, Ltd., and BIDS Trading Limited

***Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.**

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **01/12/21**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe EDGX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

21000011

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe EDGX Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: __X__ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 01/12/21 (MM/DD/YY) Cboe EDGX Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 3:00pm on 01/12/21] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: **Please see below responses for the following entities:**

A. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Brian Schell

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Jen Browning (Vice President)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. <u>Direct Edge LLC</u>

1. *Name*: Direct Edge LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - None

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Cboe BZX Exchange, Inc.

1. *Name*: Cboe BZX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)

- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe

- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. <u>Cboe BYX Exchange, Inc.</u>

1. *Name*: Cboe BYX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)

- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

<u>Standing Committees</u>

<u>Executive Committee</u>

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe

- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E. Cboe EDGA Exchange, Inc.

1. *Name*: Cboe EDGA Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

<u>Standing Committees</u>

<u>Executive Committee</u>

- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. Cboe Exchange, Inc.

1. *Name*: Cboe Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)
   - Gina DeRaimo (VP, Derivatives Institute)

- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe

- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

Indemnity Committee

- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. <u>Cboe C2 Exchange, Inc.</u>

1. *Name*: Cboe C2 Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)

- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

<u>Standing Committees</u>

<u>Executive Committee</u>

- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. Cboe Trading, Inc.

1. *Name*: Cboe Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Jackie Hancock (FINOP, Treasurer)
   - Bryan Upp (Chief Compliance Officer)
   - Troy Yeazel (President)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Cboe FX Holdings, LLC

1. *Name*: Cboe FX Holdings, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Cboe FX Markets, LLC

1. *Name*: Cboe FX Markets, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Eric Crampton (SVP, CTO)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - James Enstrom (SVP, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Jackie Hancock (VP, Controller)
   - Bryan Harkins (EVP, Head of Markets Division)
   - Greg Hoogasian (SVP, Chief Regulatory Officer)
   - Chris Isaacson (EVP)
   - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
   - Andrew Lowenthal (EVP, International Expansion)
   - Brian Schell (EVP, CFO and Treasurer)
   - J. Patrick Sexton (EVP, General Counsel, and Secretary)

- Lisa Shemie (VP, Associate General Counsel and Cboe FX Chief Legal Officer)
- Jonathan Weinberg (Vice President, Head of FX)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Cboe FX Services, LLC

1. *Name*: Cboe FX Services, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M. Cboe FX Europe Limited

1. *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Cboe FX Asia Pte. Limited

1. *Name*: Cboe FX Asia Pte. Limited
   Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Ng Lip Chih (Singapore Nominee)

   Current Officers
   - Ed Tilly (President)
   - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
   - Tan Zhe Lei, Secretary (Allen & Gledhill)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. Cboe Europe Limited

1. *Name*: Cboe Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Richard Balarkas
   - Julian Corner
   - Angelo Evangelou
   - Rebecca Fuller
   - Ted Hood
   - Dave Howson
   - Kristian West
   - John Woodman

   Current Officers
   - Dave Howson (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Nick Dutton (Chief Regulatory Officer)
   - Tim Lipscomb (Chief Operations Officer)
   - Stephanie Renner (CFO)

- Karl Spielmann (Chief Legal Officer)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Rebecca Fuller
- Ted Hood

Remuneration Committee
- Rebecca Fuller
- Kristian West
- John Woodman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Cboe Chi-X Europe Limited

1. *Name*: Cboe Chi-X Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Dave Howson
   - John Woodman

   <u>Current Officers</u>
   - Dave Howson (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Stephanie Renner (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. Cboe ETF.com, Inc.

1. *Name*: Cboe ETF.com, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe ETF.com, Inc. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Brian Schell

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Brent Coonrod (Vice President)
   - Eric Crampton (Vice President)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Laura Morrison (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. IndexPubs S.A.

1. *Name*: IndexPubs S.A.
   Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2. *Form of organization*: Corporation (Soceidad Anonima or S.A.).

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4. *Brief description of nature and extent of affiliation*: IndexPubs S.A. is owned 0.1% by Fernando Rivera and 99.9% by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: IndexPubs S.A. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Patricia Hidalgo (General Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. Cboe SEF, LLC

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
   - Jennifer Browning (Vice President, Human Resources)
   - Gary Compton (Vice President, Corporate Communications)
   - Eric Crampton (SVP, CTO)
   - John Deters (EVP, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Market Policy & Government Affairs)
   - Todd Furney (VP, and Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Jackie Hancock (Vice President & Controller)
   - Bryan Harkins (Executive Vice President, Head of Markets Division)
   - Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
   - Dave Howson (EVP & President, Cboe Europe)
   - Chris Isaacson (Executive Vice President & COO)
   - Andrew Lowenthal (Executive Vice President, International Expansion)
   - Stephanie Marrin Lara (Vice President and Deputy Chief Regulatory Officer)

- Emily Mitchell (Vice President, Tax)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Lisa Shemie (Vice President, Associate General Counsel & Cboe SEF Chief Legal Officer)
- Jon Weinberg (Vice President, Head of FX)
-

Managers

- Ed Tilly
- Gilbert Bassett, Jr.
- Michael Gorham
- James Parisi
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. Cboe Worldwide Holdings Limited

1. *Name*: Cboe Worldwide Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, Cboe FX Asia Pte. Limited, and IndexPubs S.A.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. Cboe Global Markets, Inc.

1. *Name*: Cboe Global Markets, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - William Farrow
   - Edward Fitzpatrick
   - Janet Froetscher
   - Jill Goodman
   - Jennifer McPeek
   - Roderick Palmore
   - James Parisi
   - Joe Ratterman
   - Michael Richter
   - Jill Sommers
   - Eugene Sunshine
   - Fredric Tomczyk

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Bryan Harkins (EVP, Head of Markets Division)
   - Dave Howson (EVP, President Europe)
   - Chris Isaacson (EVP and COO)

- Brian Schell (EVP, and CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

<u>Compensation Committee</u>
- Frank English
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi

<u>Audit Committee</u>
- William Farrow
- Carole Stone
- Michael Richter
- James Parisi

<u>Nominating and Governance Committee</u>
- Frank English
- Jill Goodman
- Roderick Palmore
- Carole Stone
- Janet Froetscher

<u>Finance and Strategy Committee</u>
- Frank English
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Jill Sommers

<u>Risk Committee</u>
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Carole Stone

<u>Indemnity Committee</u>
- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. Cboe Futures Exchange, LLC

1. *Name*: Cboe Futures Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Gilbert Bassett, Jr.
   - Michael Gorham
   - James Parisi
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP and Chief Compliance Officer)
   - Jennifer Browning (VP, Human Resources)
   - Kevin Carrai (Vice President, Connectivity, Data & Member Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Business Development)
   - Gary Compton (VP, Corporate Communications)
   - Eric Crampton (SVP, CTO)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)
   - John Deters (Executive Vice President, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)

- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Jackie Hancock (Vice President and Controller)
- Bryan Harkins (Executive Vice President, Head of Markets Division
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Dave Howson (EVP and President, Cboe Europe)
- Chris Isaacson (Executive Vice President, CFE Senior Managing Director, & COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, and CFE Senior Managing Director)
- Michael Mollet (VP, Head of Futures)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel & CFE Chief Legal Officer)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Troy Yeazel (Senior Vice President, U.S. Operations and CFE Managing Director)

Standing Committees

Executive
- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. Cboe Building Corporation

1. *Name*: Cboe Building Corporation
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X. Cboe, LLC

1. *Name*: Cboe, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y. <u>Cboe III, LLC</u>

1. *Name*: Cboe III, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - John Deters
   - Brian Schell

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebnow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. Cboe Bats, LLC

1. *Name*: Cboe Bats, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Chris Isaacson

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (VP, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Eric Crampton (SVP, CTO)
   - Arianne Criqui (SVP, Head od Options and Business Development)
   - Gina DeRaimo (VP, Cboe Derivatives Institute)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - Laura Dickman (VP, Associate General Counsel)
   - James Enstrom (SVP, Chief Audit Executive) Bats
   - Angelo Evangelou (SVP, Market Policy and Government Affairs)

- Carmen Frazier Brannan (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Gerald Hanweck (Vice President, Technology)
- Bryan Harkins (EVP, Head of Markets Division)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- David Howson (EVP and President, Europe)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Effectiveness)
- Brett Johnson (VP, Software Engineering)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Lindsey Praechter (Vice President, Marketing)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Lisa Shemie (VP, Associate General Counsel, Cboe FX and Cboe SEF Chief Legal Officer)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Jonathan Weinberg (Vice President, Head of FX)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. Cboe Livevol, LLC

1. *Name*: Cboe Livevol, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Brent Coonrod (Vice President)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebnow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)

- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB. Cboe UK Limited

1. *Name*: Cboe UK Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. Cboe Vest, LLC

1. *Name*: Cboe Vest, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Eris Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   Address: 400 S. LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EE. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   Address: 400 South LaSalle Street Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bryan Harkins
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Jim Roche (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF. Signal Trading Systems, LLC

1. *Name*: Signal Trading Systems, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 13, 2010.

4. *Brief description of nature and extent of affiliation*: Fifty percent (50%) subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* Signal Trading Systems, LLC developed and markets a multi-asset front-end order entry system known as "Pulse".

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: There are no directors or officers of Signal Trading Systems, LLC.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG. Cboe Vest Group, Inc.

1. *Name*: Cboe Vest Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Deters
   - Karan Sood
   - Catherine Clay

   Current Officers
   - Karan Sood (Chief Executive Officer)
   - Jeffrey Chang (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

HH. Cboe Hong Kong Limited

1. *Name*: Cboe Hong Kong Limited
   Address: 66th Floor, The Center, 99 Queen's Road, Central, Jong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andy Lowenthal

   Current Officers
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II. Cboe Silexx, LLC

1. *Name*: Cboe Silexx, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Brent Coonrod (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ. <u>Digital Asset Benchmark Administration, LLC</u>

1. *Name*: Digital Asset Benchmark Administration, LLC
Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

<u>Current Directors</u>
- Ed Tilly
- John Deters

<u>Current Officers</u>
- Ed Tilly (President and Chief Executive Officer)
- Alexandra Albright (Chief Compliance Officer)
- Catherine Clay (Vice President)
- Eric Crampton (Vice President)
- John Deters (Vice President)
- James Enstrom (Vice President and Chief Audit Executive)
- Todd Furney (Chief Risk Officer)
- Jennifer Golding (Vice President))
- Jill Griebenow (Vice President)
- Jackie Hancock (Vice President and Controller)
- Chris Isaacson (Vice President)
- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. CBOE Europe B.V.

1. *Name*: CBOE Europe B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - Ruben Hilhorst
   - Dave Howson
   - Shyam Savania

   Current Officers
   - Ade Cordell
   - Ruben Hilhorst (Head of Compliance)
   - Shyam Savania (Operations Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL. Cboe Off-Exchange Services, LLC

1. *Name*: Cboe Off-Exchange Services, LLC
   Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vive President)
   - Chis Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. Cboe Global Indices, LLC

1. *Name*: Cboe Global Indices, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Rob Hocking (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN. <u>Cboe Europe Indices Limited</u>

1. *Name*: Cboe Europe Indices Limited
Address: 5th Floor, The Monument Building
11 Monument Street, London EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on July 17, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Europe Indices Limited has applied with the FCA to operate as a Benchmark administrator in the UK and Europe. Once approved, the company intends to transfer the existing European benchmark administrator business from Cboe Europe Limited (which is current an authorized benchmark administrator) to Cboe Europe Indices Limited. It also intends to apply to the FCA to endorse Cboe global indices in accordance with the EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

<u>Current Directors</u>
- Dave Howson
- Stephanie Renner

<u>Current Officers</u>
- Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO. Cboe Switzerland GmbH

1. *Name*: Cboe Switzerland GmbH
   Address: c/o Format A AG
   Pfingstweidstrasse 102b 8005 Zurich

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Switzerland under Article 777c and Article 633, November 18, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Operate an electronic trading platform for financial contracts and instruments as well as to provide services in this business are to Group affiliate.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Managers
   - Bryan Harkins
   - Lisa Shemie
   - Roman Sturzenegger
   - Jonathan Weinberg

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PP. Hanweck Associates, LLC

1. *Name*: Hanweck Associates, LLC
Address: 77 Battery Place #916
New York, NY 10280

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under provisions of the New York State Limited Liability Company Law on November 25, 2003.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary acquired by Cboe Global Markets, Inc. on February 3, 2020.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Managers
- Ed Tilly
- Chris Isaacson
- Brian Schell

Current Officers
- Ed Tilly (President and CEO)
- Alexandra Albright (Vice President and Chief Compliance Officer)
- Catherin Clay (Vice President)
- Eric Crampton (Vice President)
- John Deters (Vice President)
- Jim Enstrom (Vice President and Chief Audit Executive)
- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (Vice President and Chief Litigation Officer)
- Jill Griebenow (Vice President)
- Jackie Hancock (Vice President and Controller)
- Gerald Hanweck (Vice President)
- Rob Hocking (Vice President)

- Chris Isaacson (Chief Operating Officer)
- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQ. <u>Hanweck Associates Pte. Ltd.</u>

1. *Name*: Hanweck Associates Pte. Ltd.
   Address: 8 Wilkie Road #30-01 Wilkie Edge
   Singapore 228095

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd. is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ng Lip Chih
   - Ed Tilly

   <u>Current Officers</u>
   - Ang Yee Koon Daphne
   - Tan Zhe Lei

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RR. Hanweck Associates Limited

1. *Name*: Hanweck Associates Limited
   Address: 42-46 Fountain Street
   Belfast, Northern Ireland, United Kingdom BT1 5EF

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act of 2006 on May 20, 2015.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officer
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

SS. Cboe Europe Indices B.V.

1. *Name*: Cboe Europe Indices B.V.
   Address: Gustav Mahlerlaan 1212, 1081LA Amsterdam

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ade Cordell
   - Joe Green
   - Ruben Hilhorst
   - Dave Howson

   <u>Current Officer</u>
   - Ade Cordell
   - Joe Green
   - Ruben Hilhorst

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

TT. <u>Cboe Canada Holdings, ULC</u>

1. *Name*: Cboe Canada Holdings, ULC
   Address: Suite 2600, Three Bentall Centre
   595 Burrard Street, Vancouver BC V7X 1L3 Canada

2. *Form of organization*: Unlimited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Business Corporation Act on April 22, 2020.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

5. *Brief description of business or functions:* Cboe Canada Holdings, ULC is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Brian Schell

   <u>Current Officer</u>
   - Ed Tilly (President and CEO)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - Patrick J. Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

UU. European Central Counterparty N.V.

1. *Name*: European Central Counterparty N.V. (aka EuroCCP)
Address: Strawinskylaan 1847, Tower I, Level 3
1077 XX Amsterdam, Netherlands

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on February 28th, 2007.

4. *Brief description of nature and extent of affiliation*: European Central Counterparty N.V. was acquired by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The European Central Counterparty N.V. was formed to provide equities clearing and settlement services throughout Europe

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Supervisory Board
- John Deters
- Dave Howson
- Stephanie Renner
- Clotilde Bouchet (Independent)
- Peter Bezemer (Independent)

Management Board
- Cecile Nagel
- Arnoud Siegmann

Current Officer
- Cecile Nagel (CEO)
- David Hatton (Chief Technology Officer)
- Arnoud Siegmann (Chief Risk Officer)
- Tom Zydenbos (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

VV. TriAct Canada Marketplace LP

1. *Name*: TriAct Canada Marketplace LP
   Address: 130 King Street West, Suite 1050
   Toronto, Ontario Canada

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4. *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

5. *Brief description of business or functions:* The TriAct Canada Marketplace LP serves as an operational alternative trading system.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Bryan Christopher Blake (CEO)
   - Gregory Leonard Davies (CFO)
   - David Nolan (CCO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

WW. MATCHNow GP ULC

1. *Name*: MATCHNow GP ULC (f/k/a TCM Corp.)

2. *Address*: Suite 2600, Three Bentall Centre, 595 Burrard St., PO Box 49314, Vancouver, B.C., Canada

3. *Form of organization*: Unlimited Liability Company

4. *Name of state, statute under which organized and date of incorporation*: Incorporated under the British Columbia Business Corporations Act on November 4, 2020

5. *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

6. *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM Corp.) helps support an operational alternative trading system.

7. *Copy of constitution*: Not applicable.

8. *Copy of articles of incorporation or association and amendments*: No changes.

9. *Copy of existing by-laws*: Not applicable.

10. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Bryan Christopher Blake
    - Bryan Harkins

    Current Officers
    - Bryan Christopher Blake (CEO)
    - Gregory Leonard Davies (CFO)
    - David Nolan (CCO)

11. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

XX. Cboe Netherlands Services Company B.V

1. *Name*: Cboe Netherlands Services Company B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered with the Dutch Chamber of Commerce on October 12, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Netherlands Services Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Netherlands Services Company B.V. business is broad; providing technical support, operational support, managerial services, and other businesses that may be ancillary or useful for the above operations.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ruben Hilhorst
   - Dave Howson

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

YY. BIDS Holdings GP LLC

1. *Name*: BIDS Holdings GP LLC
   Address: 101 Park Avenue, New York, NY 10178

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Timothy Mahoney (CEO and President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

ZZ. BIDS Holdings LP

1. *Name*: BIDS Holdings LP
   Address: 101 Park Avenue, New York, NY 10178

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings LP is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited partnership may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Timothy Mahoney (CEO and President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AAA. BIDS Trading, LP

1. *Name*: BIDS Trading, LP
   Address: 101 Park Avenue, New York, NY 10178

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Trading, LP is a subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized to develop a securities trading platform and other products that will enhance the range of services available to the limited partners of the Limited Partner and their respective clients and enhance efficiencies for and reduce the costs of such services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Timothy Mahoney (CEO and President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BBB. <u>BIDS Global Services, LLC</u>

1. *Name*: BIDS Global Services, LLC
   Address: 101 Park Avenue, New York, NY 10178

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on September 20, 2016.

4. *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Timothy Mahoney (CEO and President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CCC. <u>BIDS Trading Technologies, Ltd.</u>

1. *Name*: BIDS Trading Technologies, Ltd.
   Address: 101 Park Avenue, New York, NY 10178

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered under the Business Corporations Act in British Columbia Canada on September 2, 2009.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Technologies, Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Timothy Mahoney

   <u>Current Officers</u>
   - Sik Ngai (President & Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DDD. BIDS Trading Limited

1. *Name*: BIDS Trading Limited
   Address: 20-22 Bedford Row, London, WC1R 4JS, United Kingdom

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on May 12, 2015.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Timothy Mahoney
   - Marybeth Shay
   - Simon Monson

   Current Officers
   - Jordan Trust Company (Company Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Form 1, Exhibit C Index of Attachments

- A Bats Global Markets Holdings, Inc.
- B Direct Edge LLC
- C Cboe BZX Exchange, Inc.
- D Cboe BYX Exchange, Inc.
- E Cboe EDGA Exchange, Inc.
- F Cboe Exchange, Inc.
- G Cboe C2 Exchange, Inc.
- H Cboe Trading, Inc.
- I Omicron Acquisition Corp.
- J Cboe FX Holdings, LLC
- K Cboe FX Markets, LLC
- L Cboe FX Services, LLC
- M Cboe FX Europe Limited
- N Cboe FX Asia Pte. Limited
- O Cboe Europe Limited
- P Cboe Chi-X Europe Limited
- Q Cboe ETF.com, Inc.
- R IndexPubs S.A.
- S Cboe SEF, LLC
- T Cboe Worldwide Holdings Limited
- U Cboe Global Markets, Inc.
- V Cboe Futures Exchange, LLC
- W Cboe Building Corporation
- X Cboe, LLC
- Y Cboe III, LLC
- Z Cboe Bats, LLC

- AA Cboe Livevol, LLC
- BB Cboe UK Limited
- CC Cboe Vest, LLC
- DD Loan Markets, LLC
- EE Cboe Data Services, LLC
- FF Signal Trading Systems, LLC
- GG Cboe Vest Group Inc.
- HH Cboe Hong Kong Limited
- II Cboe Silexx, LLC
- JJ Digital Asset Benchmark Administration, LLC
- KK CBOE Europe B.V.
- LL Cboe Off-Exchange Services, LLC
- MM Cboe Global Indices, LLC
- NN Cboe Europe Indices Limited
- OO Cboe Switzerland GmbH
- PP Hanweck Associates, LLC
- QQ Hanweck Associates Pte. Ltd.
- RR Hanweck Associates Limited
- SS Cboe Europe Indices B.B.
- TT Cboe Canada Holdings, ULC
- UU European Central Counterparty N.V.
- VV TriAct Canada Marketplace LP
- WW MATCHNow GP ULC (f/k/a TCM Corp.)
- XX Cboe Netherlands Services Company B.V.
- YY BIDS Holdings GP LLC (see attached)
- ZZ BIDS Holdings LP (see attached)
- AAA BIDS Trading, LP (see attached)
- BBB BIDS Global Services, LLC (see attached)
- CCC BIDS Trading Technologies, Ltd. (see attached)

- DDD BIDS Trading Limited (see attached)

YY BIDS Holdings GP LLC

Execution Version

FOURTH AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
BIDS HOLDINGS GP LLC

This Fourth Amended and Restated Limited Liability Company Agreement (this "**Agreement**"), dated as of December 31, 2020, of BIDS Holdings GP LLC, a Delaware limited liability Company (the "**Company**"), is entered into by Cboe Off-Exchange Services, LLC, as the sole member (the "**Member**", and collectively with any other person who, at such time, is admitted to the Company as a member in accordance with the terms of this Agreement, being a "**Member**").

RECITALS

WHEREAS, the Company was formed as a Delaware limited liability company by filing a certificate of formation with the Secretary of State of the State of Delaware on June 14, 2006;

WHEREAS, on November 5, 2009, the then-members of the Company entered into the Third Amended and Restated Limited Liability Company Agreement (the "**Third Restated LLCA**") that governs the operations and affairs of the Company;

WHEREAS, on the date hereof, the Member acquired all of the outstanding equity interests of the Company pursuant to the terms of that certain Securities Purchase Agreement (the "**SPA**"), dated as of October 15, 2020, by and among the Company, Bids Holdings L.P., the Member, Cboe Global Markets, Inc., the Equityholders (as defined in the SPA) and Shareholder Representative Services LLC, as representative, agent and attorney-in-fact of the Equityholders;

WHEREAS, the parties hereto desire to amend and restate the Third Restated LLCA in its entirety, with effect from the date hereof, and to continue the existence of the Company as a limited liability company in the State of Delaware on the terms set forth herein.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. *Name*. The name of the limited liability company is BIDS Holdings GP LLC.

2. *Filing of Certificates*. The Member, as an authorized person, within the meaning of the Act, shall execute, deliver and file, or cause the execution, delivery and filing of, all certificates required or permitted by the Act to be filed

in the Office of the Secretary of State of the State of Delaware and any other certificates, notices or documents required or permitted by law for the Company to qualify to do business in any jurisdiction in which the Company may wish to conduct business.

3. *Purposes*. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act.

4. *Powers*. In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have and may exercise all the powers now or hereafter conferred by Delaware law on limited liability companies formed under the Act. The Company shall have the power to do any and all acts necessary, appropriate, proper, advisable, incidental or convenient to or for the protection and benefit of the Company, and shall have, without limitation, any and all of the powers that may be exercised on behalf of the Company by the Member.

5. *Principal Business Office*. The principal business office of the Company shall be located at such location as may hereafter be determined by the Member.

6. *Registered Office; Registered Agent*. The address of the registered office and the name and address of the registered agent of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801.

7. *Member*. The name and the mailing address of the Member are as follows:

Name	Address
Cboe Off-Exchange Services, LLC	400 South LaSalle Street Chicago, Illinois 60605

8. *Limited Liability*. Except as required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member of the Company.

9. *Capital Contributions*. The Member is deemed admitted as the member of the Company upon its execution and delivery of this Agreement. The Member may, but is not obligated to make any capital contribution to the Company.

10. *Allocation of Profits and Losses*. The Company's profits and losses shall be allocated solely to the Member.

11. *Distributions*. Subject to the limitations of Section 18-607 of the Act and any other applicable law, distributions shall be made to the Member at the times and in the aggregate amounts determined by the Member.

12. *Management*. In accordance with Section 18-402 of the Act, management of the Company shall be vested in the Member. The Member shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by members of a limited liability company under the laws of the State of Delaware. The Member has the authority to bind the Company.

13. *Officers*. The Member may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "**Officers**") and assign titles (including, without limitation, President, Vice President, Secretary, and Treasurer) to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 13 may be revoked at any time by the Member. An Officer may be removed with or without cause by the Member.

14. *Other Business*. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

15. *Exculpation and Indemnification*.

(a) The following provisions shall apply with respect to any matter, fact or event occurring prior to the date hereof (all capitalized terms in this Section 15(a) (other than section references) shall have the meaning set forth in the Third Restated LLCA):

(i) *Performance of Duties; No Liability of Members. Directors and Officers*. No Member, Director, Proxy or Officer shall have any duty (including any fiduciary duty) to any Member or the Company, except as expressly set forth herein. Except as expressly set forth herein, no Member, Director, Proxy or Officer of the Company shall be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of gross negligence, fraud or intentional misconduct of such Member, Director, Proxy or Officer or, (a) in the case of an Officer, a material breach of such Person's duties pursuant to Section 4.6(c) of the Third Restated LLCA and (b) in the case of a Member, a material breach of such Person's duties pursuant to Section 3.3(b) of the Third Restated LLCA. In performing his or her duties, each such Person shall be entitled to rely in good faith on the provisions of this Agreement and on information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, profits or losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions to Members might properly be paid) of the following other Persons or groups: one or more Officers or employees of the Company; any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company or the Board; or any other Person who has been selected with reasonable care by or on behalf of the Company or the Board in each case as to matters which such relying Person reasonably believes to be within such other Person's competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in Section 18-406 of the Act. No Member, Director, Proxy or Officer of the Company shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise, solely by reason of being a Member, Director, Proxy or Officer of the Company or any combination of the foregoing.

(ii) *Right to Indemnification*. Subject to the limitations and conditions provided for in this Section 15(a), each Person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or arbitrative (solely for purposes of Section 15(a), a "**Proceeding**"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he, or a Person of which he is the legal representative, is or was a Member, Director, Proxy or Officer (or officer or director or shareholder of any of the foregoing) shall be indemnified by the Company to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including reasonable attorneys' fees incurred in connection with any such Proceeding or any action by a Person to enforce its rights under this Section 15(a)) actually incurred by such Person in connection with such Proceeding, appeal, inquiry or investigation, except to the extent that any such judgments, penalties, fines, settlements and expenses shall have been the result of gross negligence, fraud or intentional misconduct of the Person otherwise entitled to indemnification or, (a) in the case of an Officer, a material breach of such Person's duties pursuant to Section 4.6(c) of the Third Restated LLCA and (b) in the case of a Member, a material breach of such Person's duties pursuant to Section 3.3(b) of the Third Restated LLCA. The indemnification under this Section 15(a) shall continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder. The rights granted pursuant to this Section 15(a) shall be deemed contract rights, and no amendment, modification or repeal of this Section 15(a) shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings, appeals, inquiries or investigations arising prior to any amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Section 15(a) could involve indemnification for negligence or under theories of strict liability.

(iii) *Advance Payment.* The right to indemnification conferred in this Section 15(a) shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a Person of the type entitled to be indemnified under Section 15(a)(ii) who was, is or is threatened to be, made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the Person's ultimate entitlement to indemnification; provided, however, that prior to any such payment by the Company, such Person shall provide to the Company (i) a written undertaking that such Person shall be obligated to repay all amounts so advanced if it shall ultimately be determined that such indemnified Person is not entitled to be indemnified under this Section 15(a) or otherwise and (ii) any security for such advance payment as the Member may require.

(iv) *Indemnification of Employees*. The Company shall indemnify and advance expenses to any employee of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses under Sections 15(a)(ii) and 15(a)(iii).

(v) *Nonexclusivity of Rights*. The right to indemnification and the advancement and payment of expenses conferred in this Section 15(a) shall not be exclusive of any other right that a Member, Director, Proxy, Officer or other Person indemnified pursuant to this Section 15(a) may have or hereafter acquire under any law (common or statutory) or provision of this Agreement or otherwise.

(vi) *Savings Clause*. If this Section 15(a) or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Person indemnified pursuant to this Section 15(a) as to costs, charges and expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement with respect to any such Proceeding, appeal, inquiry or investigation to the full extent permitted by any applicable portion of this Section 15(a) that shall not have been invalidated and to the fullest extent permitted by applicable law.

(vii) *Indemnified D&O Partners*. Notwithstanding anything to the contrary herein, solely with respect to any persons who were members, partners, equityholders, managers, directors and/or officers of the Company as of immediately prior to the date hereof (the "**Indemnified D&O Parties**"), the sole and exclusive monetary recourse of any such Indemnified D&O Party following the date hereof with respect to any matter occurring prior to the date hereof for which such Indemnified D&O Party is otherwise entitled to indemnification or advance of expenses from the Company hereunder shall be, to the extent available, coverage under the Company's directors' and officers' liability insurance with respect to claims arising from facts or events that occurred prior to the date hereof.

(b) The following provisions shall apply with respect to any matter, fact or event that occurs from and after the date hereof:

(i) *Exculpation*. To the fullest extent permitted by the laws of the State of Delaware and except in the case of bad faith, gross negligence or willful misconduct, no Member or Officer shall be liable to the Company or any other Member for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Member or Officer in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer by this Agreement.

(ii) Indemnification.

(A) *Indemnification of Members and Officers*. The Company shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless each Member and each officer of the Company (each, a "**Covered Person**") who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter, a "**proceeding**"), by reason of the fact that he or she is or was a Covered Person, or, while a Covered Person, is or was serving at the request of the Company as a director or officer, employee or agent of another company, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including reasonable attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 15(b)(ii)(B), the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Members.

(B) *Advancement of Expenses*. Expenses (including reasonable attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Company in advance of the final disposition of such proceeding; provided, however, that the Company shall not be required to advance any expenses to a person against whom the Company directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a

Covered Person shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Section 15(b)(ii).

(C) *Enforcement*. If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Section 15(b)(ii) is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(D) *Deemed Contract*. The provisions of this Section 15(b)(ii) shall be deemed to be a contract between the Company and each Covered Person who serves in any such capacity at any time while this Section 15(b)(ii) is in effect, and any repeal or modification of any applicable law or of this Section 15(b)(ii) shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(E) *Indemnification of Employees and Agents*. Persons not expressly covered by the foregoing provisions of this Section 15(b)(ii), including without limitation those (i) who are or were employees or agents of the Company, or are or were serving at the request of the Company as employees or agents of another company, partnership, joint venture, trust or other enterprise, or (ii) who are or were directors, officers, employees or agents of a constituent company absorbed in a consolidation or merger in which the Company was the resulting or surviving company, or who are or were serving at the request of such constituent company as directors, officers, employees or agents of another company, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Members. The Members may also enter into separate and/or additional documents with any Covered Person or any other person which may have the effect of granting additional indemnification rights, and/or establishing additional rights, or altering or supplementing the terms of this Section 15(b)(ii) without the consent of any other person.

(F) *Nonexclusivity of Rights*. The rights conferred on any Covered Person by this Section 15(b)(ii) shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a Member, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(G) *Collateral Source Recovery*. The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another company, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other company, partnership, joint venture, trust, enterprise or non-profit entity.

(H) *Repeal or Modification*. Any repeal or modification of the foregoing provisions of this Section 15(b)(ii) shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(I) *Insurance*. The Company may purchase and maintain insurance, at its expense, to protect itself and the Members, and any officer, manager, trustee, employee or agent of the Company or, at its request, as a director, officer, employee or agent of another company, partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under applicable law.

16. *Assignments*. The Member may at any time assign in whole or in part its limited liability company interest in the Company. If the Member transfers all of its interest in the Company pursuant to this Section 16, the transferee shall be admitted to the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately prior to the transfer, and, immediately following such admission, the transferor Member shall cease to be a member of the Company.

17. *Resignation*. The Member may at any time resign from the Company. If the Member resigns pursuant to this Section 17, an additional Member shall be admitted to the Company, subject to Section 18 hereof, upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately prior to the resignation, and, immediately following such admission, the resigning Member shall cease to be a member of the Company.

18. *Admission of Additional Members*. One or more additional members of the Company may be admitted to the Company with the written consent of the Member.

19. *Dissolution*. (a) The Company shall dissolve and its affairs shall be wound up upon the first to occur of: (i) the written consent of the Member or (ii) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

(b) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets or proceeds from the sale of the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the Act.

20. *Tax Treatment*. The Member intends that the Company be treated as an entity that is disregarded as separate from the Member for U.S. federal and, if applicable, state and local income tax purposes, and neither the Company nor the Member shall take any action or make any election that is inconsistent with such tax treatment.

21. *Separability of Provisions*. If any provision of this Agreement or the application thereof is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable to any extent, the remainder of this

Agreement and the application of such provisions shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

22. *Entire Agreement*. This Agreement constitutes the entire agreement of the Member with respect to the subject matter hereof.

23. *Governing Law*. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles).

24. *Amendments*. This Agreement may not be modified, altered, supplemented or amended except pursuant to a written agreement executed and delivered by the Member.

25. *Sole Benefit of Member*. The provisions of this Agreement are intended solely to benefit the Member and, to the fullest extent permitted by applicable law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor shall be a third-party beneficiary of this Agreement), and the Member shall have no duty or obligation to any creditor of the Company to make any contributions or payments to the Company.

26. *Effectiveness*. This Agreement shall become effective when the Member shall have executed and delivered the Agreement to the Company.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the date first written above.

CBOE OFF-EXCHANGE SERVICES, LLC

By: ______________________________

Name: Edward T. Tilly
Title: President and Chief Executive Officer

[Signature Page to Fourth Amended and Restated Limited Liability Company Agreement of BIDS Holdings GP LLC]

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "BIDS HOLDINGS GP LLC", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF JUNE, A.D. 2006, AT 8:55 O'CLOCK P.M.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4175403 8100

060576801

AUTHENTICATION: 4829463

DATE: 06-15-06

CERTIFICATE OF FORMATION

OF

BIDS HOLDINGS GP LLC

1. The name of the limited liability company formed hereby is BIDS Holdings GP LLC (the "Company").

2. The address of the Company's registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, and the name of the Company's registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of this 14 th day of June, 2006.

By: Wenchi Liu
Wenchi Liu
Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:37 PM 06/14/2006
FILED 08:55 PM 06/14/2006
SRV 060576801 - 4175403 FILE

ZZ BIDS Holdings LP

FOURTH AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT OF BIDS HOLDINGS L.P.

This Fourth Amended and Restated Limited Partnership Agreement (this "**Agreement**"), dated as of December 31, 2020, of BIDS Holdings L.P., a Delaware limited partnership (the "**Partnership**"), is entered into by the Partnership, BIDS Holdings GP LLC, a Delaware limited liability company, as the general partner of the Partnership (the "**General Partner**"), and Cboe Off-Exchange Services, LLC, a Delaware limited liability company, as a limited partner of the Partnership (the "**Limited Partner**", and collectively with the General Partner and any other person who is admitted to the Partnership as a partner in accordance with the terms of this Agreement, the "**Partners**").

RECITALS

WHEREAS, the Partnership was formed as a Delaware limited partnership by filing a certificate of limited partnership with the Secretary of State of the State of Delaware on June 14, 2006;

WHEREAS, on March 16, 2011, the General Partner and the then-limited partners of the Partnership entered into the Third Amended and Restated Limited Partnership Agreement (the "**Third Restated LPA**") that governs the operations and affairs of the Partnership;

WHEREAS, on the date hereof, the Limited Partner acquired all of the outstanding Common Interests (as such term is defined in the Third Restated LPA), Class A Preferred Interests (as such term is defined in the Third Restated LPA) and Class A-2 Preferred Interests (as such term is defined in the Third Restated LPA) of the Partnership pursuant to the terms of that certain Securities Purchase Agreement (the "**SPA**"), dated as of October 15, 2020, by and among the Partnership, the General Partner, the Limited Partner, Cboe Global Markets, Inc., the Equityholders (as defined in the SPA) and Shareholder Representative Services LLC, as representative, agent and attorney-in-fact of the Equityholders;

WHEREAS, the parties hereto desire to amend and restate the Third Restated LPA in its entirety, with effect from the date hereof, and to continue the existence of the Partnership as a limited partnership in the State of Delaware on the terms set forth herein.

1. *Name*. The name of the limited partnership is BIDS Holdings L.P.

2. *Purpose*. The purpose of the Partnership is to engage in any lawful act or activity for which limited partnerships may be formed under the Delaware Revised Uniform Limited Partnership Act (6 *Del. C.* Sec. 17-101, *et seq.*), as amended from time to time (the "**Act**").

3. *Principal Business Office*. The principal business office of the Partnership shall be located at such location as may hereafter be determined by the General Partner.

4. *Registered Office; Registered Agent*. The address of the Partnership's registered office and agent for service of process in the State of Delaware is c/o The Corporation Trust

Company, Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801, or such other agent or office as the General Partner may designate from time to time in accordance with the Act.

5. *Limited Liability*. Except as required by the Act, the Limited Partner and any additional or substitute limited partners shall not be obligated personally for any debt, obligation or liability of the Partnership solely by reason of being a limited partner of the Partnership.

6. *Capital Contributions*. The Partners are deemed to have contributed the following amounts to the Partnership.

General Partner: $0

Limited Partner: The money, property or services previously deemed contributed by such Partner to the Partnership, the identified and agreed value of which is recorded in the books and records of the Partnership.

7. *Additional Contributions*. No Partner is required to make any additional capital contribution to the Partnership.

8. *Allocation of Profits and Losses*. The Partnership's profits and losses shall be allocated in proportion to the capital contributions of the Partners.

9. *Distributions*. Distributions shall be made to the Partners at the times and in the aggregate amounts determined by the General Partner. Such distributions shall be allocated among the Partners in the same proportion as their then capital account balances.

10. *Management*. (a) Except as expressly provided in this Agreement or the Act, the overall business and affairs of the Partnership, whether conducted directly or indirectly, shall be managed, operated and controlled by the General Partner and the General Partner shall have all rights and powers of a "general partner" under the Act. The General Partner shall have the power to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein and to execute and deliver any document on behalf of the Partnership without any vote or consent of any other Partner. Without limiting the generality of the foregoing, except as expressly provided in this Agreement, the General Partner shall have the exclusive power and authority to take such actions consistent with this Agreement as the General Partner deems necessary or appropriate to carry on the business and purposes of the Partnership.

(b) Except as expressly provided in this Agreement, the Limited Partner and any additional or substitute limited partners shall not have any voting, approval or consent rights.

11. *Exculpation and Indemnification*.

(a) The following provisions shall apply with respect to any matter, fact or event occurring prior to the date hereof (all capitalized terms in this Section 11(a) (other than section references) shall have the meaning set forth in the Third Restated LPA):

(i) *Performance of Duties; No Liability of Investors*. No Investor shall have any duty (including any fiduciary duty) to any other Partner or the Company, except as expressly set forth herein. Except as expressly set forth herein, no Investor shall be liable to the Company or to any other Partner for any loss or damage sustained by the Company or any other Partner, unless the loss or damage shall have been the result of gross negligence, fraud or intentional misconduct of such Investor. In performing its duties, each such Investor shall be entitled to rely in good faith on the provisions of this Agreement and on information, opinions, reports or statements of the following other Persons or groups: one or more officers or employees of the Company; any attorney, independent accountant, appraiser or other expert or professional employed or engaged by the General Partner or on behalf of the Company; or any other Person who has been selected with reasonable care by the General Partner or on behalf of the Company in each case as to matters which such relying Person reasonably believes to be within such other Person's competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in Section 17-407 of the Act. No Investor shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation or liability of the Company, whether that liability or obligation arises in Contract, tort or otherwise, solely by reason of being an Investor of the Company.

(ii) *Right to Indemnification*. Subject to the limitations and conditions provided for in this Section 11(a), each Person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or arbitrative and whether by or in the right of the Company (solely for purpose of this Section 11(a), a "**Proceeding**"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he, or a Person of which he is the legal representative, is or was a Partner (or officer or director or shareholder of any of the foregoing) shall be indemnified by the Company to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including reasonable attorneys' fees incurred in connection with any such Proceeding or any action by a Person to enforce its rights under this Section 11(a)) actually incurred by such Person in connection with such Proceeding, appeal, inquiry or investigation, except to the extent that any such judgments, penalties, fines, settlements and expenses shall have been the result of gross negligence, fraud or intentional misconduct of the Person otherwise entitled to indemnification. The indemnification under this Section 11(a) shall continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder. The rights granted pursuant to this Section 11(a) shall be deemed Contract rights, and no amendment, modification or repeal of this Section 11(a) shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings, appeals, inquiries or investigations arising prior to any amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Section 11(a) could involve indemnification for negligence or under theories of strict liability.

(iii) *Advance Payment*. The right to indemnification conferred in this Section 11(a) shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a Person of the type entitled to be indemnified under Section 11(a)(ii) who was, is or is threatened to be, made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the Person's ultimate entitlement to indemnification; provided, however, that prior to any such payment by the Company, such Person shall provide to the Company (i) a written undertaking that such Person shall be obligated to repay all amounts so advanced if it shall ultimately be determined that such indemnified Person is not entitled to be indemnified under this Section 11(a) or otherwise and (ii) any security for such advance payment as the General Partner may require.

(iv) Indemnification of Employees. The Company, through action of the General Partner, shall indemnify and advance expenses to any employee of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses under Sections 11(a)(ii) and 11(a)(iii).

(v) *Nonexclusivity of Rights*. The right to indemnification and the advancement and payment of expenses conferred in this Section 11(a) shall not be exclusive of any other right that an Investor or other Person indemnified pursuant to this Section 11(a) may have or hereafter acquire under any law (common or statutory) or provision of this Agreement or otherwise.

(vi) *Savings Clause*. If this Section 11(a) or any portion shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Person indemnified pursuant to this Section 11(a) as to costs, charges and expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement with respect to any such Proceeding, appeal, inquiry or investigation to the full extent permitted by any applicable portion of this Section 11(a) that shall not have been invalidated and to the fullest extent permitted by applicable law.

(vii) *Indemnified D&O Parties*. Notwithstanding anything to the contrary herein, solely with respect to any persons who were members, partners, equityholders, managers, directors and/or officers of the Company as of immediately prior to the date hereof (the "**Indemnified D&O Parties**"), the sole and exclusive monetary recourse of any such Indemnified D&O Party following the date hereof with respect to any matter occurring prior to the date hereof for which such Indemnified D&O Party is otherwise entitled to indemnification or advance of expenses from the Company hereunder shall be, to the extent available, coverage under the Company's directors' and officers' liability insurance with respect to claims arising from facts or events that occurred prior to the date hereof.

(b) The following provisions shall apply with respect to any matter, fact or event that occurs from and after the date hereof:

(i) *Exculpation*. To the fullest extent permitted by the laws of the State of Delaware and except in the case of bad faith, gross negligence or willful misconduct, no Partner (including the General Partner) shall be liable to the Partnership or any other Partner (including the General Partner) for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Partner in good faith on behalf of the Partnership and in a manner reasonably believed to be within the scope of the authority conferred on such Partner by this Agreement.

(ii) Indemnification.

(A) *Indemnification of Partners and Officers*. The Partnership shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless each Partner and each officer of the Partnership (each, a "**Covered Person**") who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter, a "**proceeding**"), by reason of the fact that he or she is or was a Covered Person, or, while a Covered Person, is or was serving at the request of the Partnership as a director or officer, employee or agent of another company, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including reasonable attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 11(b)(ii)(B), the Partnership shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the General Partner.

(B) *Advancement of Expenses*. Expenses (including reasonable attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Partnership in advance of the final disposition of such proceeding; provided, however, that the Partnership shall not be required to advance any expenses to a person against whom the Partnership directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Partnership of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Section 11(b)(ii).

(C) *Enforcement*. If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Section 11(b)(ii) is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Partnership, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Partnership shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(D) *Deemed Contract*. The provisions of this Section 11(b)(ii) shall be deemed to be a contract between the Partnership and each Covered Person who serves in any such capacity at any time while this Section 11(b)(ii) is in effect, and any repeal or modification of any applicable law or of this Section 11(b)(ii) shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(E) *Indemnification of Employees and Agents*. Persons not expressly covered by the foregoing provisions of this Section 11(b)(ii), including without limitation those (i) who are or were employees or agents of the Partnership, or are or were serving at the request of the Partnership as employees or agents of another company, partnership, joint venture, trust or other enterprise, or (ii) who are or were directors, officers, employees or agents of a constituent company absorbed in a consolidation or merger in which the Partnership was the resulting or surviving company, or who are or were serving at the request of such constituent company as directors, officers, employees or agents of another company, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the General Partner. The General Partner may also enter into separate and/or additional documents with any Covered Person or any other person which may have the effect of granting additional indemnification rights, and/or establishing additional rights, or altering or supplementing the terms of this Section 11(b)(ii) without the consent of any other person.

(F) *Nonexclusivity of Rights*. The rights conferred on any Covered Person by this Section 11(b)(ii) shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a Partner, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(G) *Collateral Source Recovery*. The Partnership's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another company, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other company, partnership, joint venture, trust, enterprise or non-profit entity.

(H) *Repeal or Modification*. Any repeal or modification of the foregoing provisions of this Section 11(b)(ii) shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(I) *Insurance*. The Partnership may purchase and maintain insurance, at its expense, to protect itself and the Partners, and any officer, manager, trustee, employee or agent of the Partnership or, at its request, as a director, officer, employee or agent of another company, partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Partnership would have the power to indemnify such person against such expense, liability or loss under applicable law.

12. *Admission of Additional Partners*. One or more additional or substitute general or limited partners of the Partnership may be admitted to the Partnership with the written consent of the General Partner and upon such additional partner's execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement.

13. *Dissolution*. The Partnership shall dissolve, and its affairs shall be wound up upon the first to occur of: (a) all of the Partners approving such dissolution in writing, (b) an event of withdrawal of a general partner having occurred under the Act or (c) an entry of a decree of judicial dissolution having occurred under Section 17-802 of the Act; provided, however, the Partnership shall not be dissolved or required to be wound up upon an event of withdrawal of a

general partner described in Section 15 if (i) at the time of such event of withdrawal, there is at least one other general partner of the Partnership who carries on the business of the Partnership (any remaining general partner being hereby authorized to carry on the business of the Partnership), or (ii) within 90 days after the occurrence of such event of withdrawal, all remaining Partners agree in writing to continue the business of the Partnership and to the appointment, effective as of the date of the event of withdrawal, of one or more additional general partners of the Partnership.

14. *Assignments*. (a) The Limited Partner (and any additional or substitute limited partners of the Partnership) may assign all or any part of its partnership interest in the Partnership and may withdraw from the Partnership only with the consent of the General Partner.

(b) The General Partner may assign all or any part of its partnership interest in the Partnership and may withdraw from the Partnership without the consent of the Limited Partner (or any additional or substitute limited partners of the Partnership).

15. *Withdrawal*. Except to the extent set forth in Section 14, no Partner may withdraw from the Partnership.

16. *Separability of Provisions*. If any provision of this Agreement or the application thereof is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable to any extent, the remainder of this Agreement and the application of such provisions shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

17. *Tax Treatment.* The Partners intend that the Partnership be treated as an entity that is disregarded as separate from its owners for U.S. federal and, if applicable, state and local income tax purposes, and neither the Partnership nor any Partner shall take any action or make any election that is inconsistent with such tax treatment.

18. *Entire Agreement*. This Agreement constitutes the entire agreement of the Partners with respect to the subject matter hereof.

19. *Governing Law*. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles).

20. *Amendments*. This Agreement may not be modified, altered, supplemented or amended except pursuant to a written agreement executed and delivered by the General Partner.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the undersigned has executed this written consent as of the date first above written.

BIDS HOLDINGS GP LLC, as the General Partner

By: Cboe Off-Exchange Services, LLC, its sole member

Name: Edward T. Tilly
Title: President and Chief Executive Officer

CBOE OFF-EXCHANGE SERVICES, LLC, as the Limited Partner

Name: Edward T. Tilly
Title: President and Chief Executive Officer

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF LIMITED PARTNERSHIP OF "BIDS HOLDINGS L.P.", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF JUNE, A.D. 2006, AT 9:08 O'CLOCK P.M.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4175415 8100

060576816

AUTHENTICATION: 4829493

DATE: 06-15-06

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:37 PM 06/14/2006
FILED 09:08 PM 06/14/2006
SRV 060576816 - 4175415 FILE

CERTIFICATE OF LIMITED PARTNERSHIP

OF

BIDS HOLDINGS L.P.

The Undersigned, desiring to form a limited partnership pursuant to the Delaware Revised Uniform Limited Partnership Act, 6 Delaware Code, Chapter 17, do hereby certify as follows:

FIRST. The name of the limited partnership is BIDS Holdings L.P.

SECOND. The address of the limited partnership's registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, and the name of the limited partnership's registered agent at such address is The Corporation Trust Company.

THIRD. The name and mailing address of each general partner is as follows:

BIDS Holdings GP LLC
c/o Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Limited Partnership as of this 14 day of June, 2006.

BY: BIDS HOLDINGS GP LLC,
as General Partner of BIDS Holdings L.P.

By: ____________________
Name: Gary Offner
Title: Vice President

AAA BIDS Trading, LP

Execution Version

BIDS TRADING L.P.

Amendment No. 1 to Amended and Restated
Limited Partnership Agreement

This Amendment No. 1 (this "Amendment") dated as of December 31, 2020 amends the Amended and Restated Limited Partnership Agreement (the "Partnership Agreement") dated as of December 11, 2008 of BIDS Trading L.P., a Delaware limited partnership (the "Partnership") by and among BIDS Holding GP LLC, a Delaware limited liability company, as general partner (the "General Partner") and BIDS Holdings L.P.. a Delaware limited partnership, as the limited partner (the "Limited Partner" and together with the General Partner, the "Partners").

WHEREAS, the General Partner wishes to modify and amend the Partnership Agreement as set forth herein.

NOW, THEREFORE, for good and lawful consideration, the sufficiency of which is acknowledged and agreed, the parties hereto agree as follows:

1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Partnership Agreement.

2. Removal of References to Directors of General Partner.

(a) Section 2.3 of the Partnership Agreement is hereby amended and restated in its entirety as follows:

2.3 Exercise of Powers. To the extent permitted by law, the General Partner may delegate to any officer, employee or agent of the General Partner the power to act in the name and on behalf of the General Partner in connection with any particular matter affecting the Company. No delegation of any power pursuant to this Section 2.3 shall be deemed to relieve the General Partner from any of its duties and liabilities to the Company.

(b) All references to the board of directors or any director of the General Partner in the Partnership Agreement are hereby deleted, excluding any such references in Sections 3.5-3.9 of the Partnership Agreement.

3. Addition of Section 2.4. The following section shall be added to the Partnership Agreement immediately after Section 2.3 of the Partnership Agreement:

2.4 Management of Securities and Investment Banking Business. For so long as the Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and maintains membership in the Financial Industry Regulatory Authority ("FINRA"), notwithstanding Section 2.1 of this Agreement or anything to the contrary herein, no representative of the Company or the General Partner that is not appropriately qualified and registered with FINRA as a principal of the Company may be actively engaged in the management of the Company's investment banking or securities business, as those terms are used in FINRA Rule 1220 or any successor regulation.

4. Amendment to Article 3.

(a) With respect to any matter, fact or event occurring before the date hereof, (i) Sections 3.5-3.9 of the Partnership Agreement shall apply and (ii) Section 3.8 shall be deleted.

(b) With respect to any matter, fact or event that occurs from and after the date hereof, Sections 3.5-3.9 of the Partnership Agreement shall be deemed deleted and replaced with the following:

3.5 Indemnification of Partners and Officers. The Company shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless each Partner and each officer of the Company (each, a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a Covered Person, or, while a Covered Person, is or was serving at the request of the Company as a director or officer, employee or agent of another company, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including reasonable attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3.5.2, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the General Partner.

3.6 Advancement of Expenses. Expenses (including reasonable attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Company in advance of the final disposition of such proceeding; provided, however, that the Company shall not be required to advance any expenses to a person against whom the Company directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Section 3.5.

3.7 Enforcement; Deemed Contract. (a) If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Section 3.5 is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(b) The provisions of this Section 3.5 shall be deemed to be a contract between the Company and each Covered Person who serves in any such capacity at any time while this Section 3.5 is in effect, and any repeal or modification of any applicable law or of this Section 3.5 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

3.8 Indemnification of Employees and Agents. Persons not expressly covered by the foregoing provisions of this Section 3.5, including without limitation those (i) who are or were employees or agents of the Company, or are or were serving at the request of the Company as employees or agents of another company, partnership, joint venture, trust or other enterprise, or (ii) who are or were directors, officers, employees or agents of a constituent company absorbed in a consolidation or merger in which the Company was the resulting or surviving company, or who are or were serving at the request of such constituent company as directors, officers, employees or agents of another company, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the General Partner. The General Partner may also enter into separate and/or additional documents with any Covered Person or any other person which may have the effect of granting additional indemnification rights, and/or establishing additional rights, or altering or supplementing the terms of this Section 3.5 without the consent of any other person.

3.9 Other Provisions. (a) The rights conferred on any Covered Person by this Section 3.5 shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a Partner, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(b) The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another company, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other company, partnership, joint venture, trust, enterprise or non-profit entity.

(c) Any repeal or modification of the foregoing provisions of this Section 3.5 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(d) The Company may purchase and maintain insurance, at its expense, to protect itself and the Partners, and any officer, manager, trustee, employee or agent of the Company or, at its request, as a director, officer, employee or agent of another company, partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under applicable law.

(c) The following is hereby inserted after Section 3.14:

3.15. Notwithstanding anything to the contrary herein, solely with respect to any persons who were members, partners, equityholders, managers, directors and/or officers of the Company as of immediately prior to the date hereof (the "**Indemnified D&O Parties**"), the sole and exclusive monetary recourse of any such Indemnified D&O Party following the date hereof with respect to any matter occurring prior to the date hereof for which such Indemnified D&O Party is otherwise entitled to indemnification or advance of expenses from the Company hereunder shall be, to the extent available, coverage under the Company's directors' and officers' liability insurance with respect to claims arising from facts or events that occurred prior to the date hereof.

5. Amendment to Section 6.1.1. Section 6.1.1 of the Partnership Agreement is hereby deleted and replaced with the following:

6.1.1 if to the Company or any Partner, to:

III Broadway, Suite 1603
New York, NY 10006
Facsimile No.: 212-618-2031
Attn: Secretary

6. Removal of Schedule A. Schedule A of the Partnership Agreement is hereby deleted in its entirety.

7. Conditions to Effectiveness. This Amendment shall be effective as of the date first written above upon the delivery of an executed signature page to this Amendment by the General Partner in accordance with Section 6.5 of the Partnership Agreement.

8. Miscellaneous. Except as provided herein, all terms and conditions of the Partnership Agreement remain in full force and effect.

(Remainder of page intentionally left blank.)

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first set forth above.

GENERAL PARTNER: BIDS Holding GP LLC

By: Cboe Off-Exchange Services, LLC, its sole member

By: ______________________________

Name: Edward T. Tilly
Title: President and Chief Executive Officer

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF LIMITED PARTNERSHIP OF "BIDS TRADING L.P.", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF JUNE, A.D. 2006, AT 9:37 O'CLOCK P.M.

Harriet Smith Windsor
Harriet Smith Windsor, Secretary of State

4175776 8100
060576812

AUTHENTICATION: 4829983

DATE: 06-15-06

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:37 PM 06/14/2006
FILED 09:37 PM 06/14/2006
SRV 060576812 - 4175776 FILE

CERTIFICATE OF LIMITED PARTNERSHIP

OF

BIDS TRADING L.P.

The Undersigned, desiring to form a limited partnership pursuant to the Delaware Revised Uniform Limited Partnership Act, 6 Delaware Code, Chapter 17, do hereby certify as follows:

FIRST. The name of the limited partnership is BIDS Trading L.P.

SECOND. The address of the limited partnership's registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, and the name of the limited partnership's registered agent at such address is The Corporation Trust Company.

THIRD. The name and mailing address of each general partner is as follows:

BIDS Holdings GP LLC
c/o Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Limited Partnership as of this 14 day of June, 2006.

BY: BIDS HOLDINGS GP LLC,
as General Partner of BIDS Trading L.P.

By: ____________________
Name: Gary Offner
Title: Vice President

BBB BIDS Global Services, LLC

Execution Version

BIDS GLOBAL SERVICES LLC

Amendment No. 1 to
Limited Liability Company Agreement
of BIDS Global Services LLC

This Amendment No. 1 (this "Amendment") dated as of December 31, 2020 amends the Limited Liability Company Agreement (the "Agreement") dated as of September 20, 2016 of BIDS Global Services LLC, a Delaware limited liability company (the "LLC") entered into by BIDS Holdings, L.P., a Delaware limited partnership (the "Member").

WHEREAS, the Member wishes to modify and amend the Agreement as set forth herein.

NOW, THEREFORE, for good and lawful consideration, the sufficiency of which is acknowledged and agreed, the Member hereto agrees as follows:

1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Agreement.

2. Amendments.

(a) With respect to any matter, fact or event occurring before the date hereof, Section 17 of the Agreement shall apply.

(b) With respect to any matter, fact or event that occurs from and after the date hereof, Section 17 of the Agreement shall be deemed deleted and replaced with the following:

17. Indemnification.

17.1 Indemnification of Member and Officers. The LLC shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless the Member and each officer of the LLC (each, a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a Covered Person, or, while a Covered Person, is or was serving at the request of the LLC as a director or officer, employee or agent of another company, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including reasonable attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 17.2, the LLC shall be required to indemnify a

Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Manager.

17.2 Advancement of Expenses. Expenses (including reasonable attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the LLC in advance of the final disposition of such proceeding; provided, however, that the LLC shall not be required to advance any expenses to a person against whom the LLC directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the LLC of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Section 17.

17.3 Enforcement; Deemed Contract. (a) If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Section 17 is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the LLC, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the LLC shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(b) The provisions of this Section 17 shall be deemed to be a contract between the LLC and each Covered Person who serves in any such capacity at any time while this Section 17 is in effect, and any repeal or modification of any applicable law or of this Section 17 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

17.4 Indemnification of Employees and Agents. Persons not expressly covered by the foregoing provisions of this Section 17, including without limitation those (i) who are or were employees or agents of the LLC, or are or were serving at the request of the LLC as employees or agents of another company, partnership, joint venture, trust or other enterprise, or (ii) who are or were directors, officers, employees or agents of a constituent company absorbed in a consolidation or merger in which the LLC was the resulting or surviving company, or who are or were serving at the request of such constituent company as directors, officers, employees or agents of another company, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Manager. The Manager may also enter into separate and/or additional documents with any Covered Person or any other person which may have the effect of granting additional indemnification rights, and/or establishing additional rights, or altering or supplementing the terms of this Section 17 without the consent of any other person.

17.5 Other Provisions. (a) The rights conferred on any Covered Person by this Section 17 shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a Member, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(b) The LLC's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another company, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other company, partnership, joint venture, trust, enterprise or non-profit entity.

(c) Any repeal or modification of the foregoing provisions of this Section 17 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(d) The LLC may purchase and maintain insurance, at its expense, to protect itself and the Member, and any officer, manager, trustee, employee or agent of the LLC or, at its request, as a director, officer, employee or agent of another company, partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the LLC would have the power to indemnify such person against such expense, liability or loss under applicable law.

(c) The following is hereby inserted after Section 23:

24. Notwithstanding anything to the contrary herein, solely with respect to any persons who were members, partners, equityholders, managers, directors and/or officers of the LLC as of immediately prior to the date hereof (the "**Indemnified D&O Parties**"), the sole and exclusive monetary recourse of any such Indemnified D&O Party following the date hereof with respect to any matter occurring prior to the date hereof for which such Indemnified D&O Party is otherwise entitled to indemnification or advance of expenses from the LLC hereunder shall be, to the extent available, coverage under the LLC's directors' and officers' liability insurance with respect to claims arising from facts or events that occurred prior to the date hereof.

3. Conditions to Effectiveness. This Amendment shall be effective as of the date first written above upon the delivery of an executed signature page to this Amendment by the Member in accordance with Section 18 of the Agreement.

4. Miscellaneous. Except as provided herein, all terms and conditions of the Agreement remain in full force and effect.

(Remainder of page intentionally left blank.)

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first set forth above.

MEMBER:

BIDS Holdings, L.P.

By: BIDS Holdings GP LLC, its general partner
By: Cboe Off-Exchange Services, its sole member

By: ______________________________
Name: Edward T. Tilly
Title: President and Chief Executive Officer

Annex A

Name and Address of Member

BIDS Holdings, L.P.
111 Broadway, Suite 1603
New York, NY 10006

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "BIDS GLOBAL SERVICES LLC", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF SEPTEMBER, A.D. 2016, AT 9:54 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

6157147 8100
SR# 20165853314

Authentication: 203022963
Date: 09-20-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:54 AM 09/20/2016
FILED 09:54 AM 09/20/2016
SR 20165853314 - File Number 6157147

CERTIFICATE OF FORMATION

OF

BIDS Global Services LLC

This Certificate of Formation of BIDS Global Services LLC, dated as of September 20, 2016, has been duly executed and is being filed by Rebekah Raber, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

FIRST: The name of the limited liability company is "BIDS Global Services LLC" (the "***LLC***").

SECOND: The address of the registered office of the LLC in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.

THIRD: The name and address of the registered agent for service of process on the LLC in the State of Delaware are Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

Name: Rebekah Raber
Title: Authorized Person

CCC BIDS Trading Technologies, Ltd.

BUSINESS CORPORATIONS ACT

ARTICLES

- of -

BIDS TRADING TECHNOLOGIES, LTD.

Incorporation Number: ____________

Translated Name: Not applicable

PART 1 – INTERPRETATION

1.1 **Definitions.** In these Articles, unless the context otherwise requires:

(a) "Board of Directors" or "Board" or "the directors" means the directors or the sole director of the Company for the time being, as the case may be;

(b) "Business Corporations Act" means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments to that Act and includes all regulations and amendments made pursuant to that Act;

(c) "prescribed address" of a director means the address as recorded in the register of directors to be kept pursuant to the Business Corporations Act;

(d) "registered address" of a shareholder means the last known address of that shareholder as recorded in the central securities register to be kept pursuant to the Business Corporations Act;

(e) "registered owner", when used with respect to a share of the Company, means the person registered in the central securities register as the shareholder in respect of such share.

1.2 **Business Corporations Act and Interpretation Act Definitions Applicable.** The definitions in the Business Corporations Act and the definitions and rules of construction in the *Interpretation Act* (British Columbia), with the necessary changes and so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the Business Corporations Act prevails in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act prevails.

PART 2 – RESOLUTIONS AND MAJORITIES

2.1 **Directors' Resolution.** Subject to the Business Corporations Act, the Company may, by a resolution of the directors:

(a) if the class rights so authorize:

(i) create one or more series of shares out of a class of shares, and when creating such series of shares:

(A) determine the maximum number or determine that there is no maximum number of shares that the company is authorized to issue for such series of shares created;

(B) create and attach special rights or restrictions to the shares of any such series of shares created; and

(C) create an identifying name for the shares of any such series of shares created;

(ii) for a series of shares of which there are no issued shares:

(A) alter any determination of the number of shares of which the series shall consist;

(B) alter the identifying name of shares of the series of shares; or

(C) alter any special rights or restrictions attached to the shares of the series of shares;

(b) redeem or repurchase shares;

(c) accept a surrender of shares by way of gift or for cancellation;

(d) convert fractional shares into whole shares on a subdivision or consolidation of shares or on a redemption, purchase or surrender of shares;

(e) change its name;

(f) adopt or change a translation of its name;

(g) subdivide all or any of its unissued shares with par value into shares of smaller par value;

(h) subdivide all or any of its unissued shares without par value;

(i) consolidate all or any of its unissued shares with par value into shares of larger par value;

(j) consolidate all or any of its unissued shares without par value;

(k) eliminate any class or series of shares if none of the shares of that class or series of shares are allotted or issued;

(l) change all or any of its unissued shares with par value into shares without par value;

(m) change all or any of its unissued shares without par value into shares with par value; or

(n) alter the identifying name of any of its classes of shares;

and make any necessary alterations to its notice of articles or these Articles or both to effect the change.

2.2 **Ordinary Resolution.** Subject to the Business Corporations Act, the Company may, by an ordinary resolution:

(a) deal with all matters set out in Article 2.1;

(b) establish a maximum number of shares that the company is authorized to issue out of any class of shares for which no maximum is established;

(c) increase, reduce or eliminate the maximum number of shares that the company is authorized to issue out of any class of shares;

(d) for a class of shares of which there are no issued shares, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of the class of shares; or

(e) for a class of shares of which there are no issued shares, vary or delete any special rights or restrictions attached to the shares of the class of shares;

and make any necessary alterations to its notice of articles or these Articles or both to effect the change.

2.3 **Special Resolution.** Subject to the Business Corporations Act, the Company may, by a special resolution:

(a) deal with all matters set out in Article 2.1 and Article 2.2;

(b) alter its notice of articles;

(c) alter these Articles;

(d) create one or more classes of shares;

(e) subdivide all or any of its fully paid issued shares with par value into shares of smaller par value;

(f) subdivide all or any of its fully paid issued shares without par value;

(g) consolidate all or any of its fully paid issued shares with par value into shares of larger par value;

(h) consolidate all or any of its fully paid issued shares without par value;

(i) if the company is authorized to issue shares of a class of shares with par value;

    (i) subject to the Business Corporations Act, decrease the par value of those shares, or

    (ii) increase the par value of those shares if none of the shares of that class of shares are allotted or issued;

(j) change all or any of its fully paid issued shares with par value into shares without par value;

(k) for a class or series of shares of which there are issued shares, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of the class or series of shares;

(l) for a class or series of shares of which there are issued shares, vary or delete any special rights or restrictions attached to the shares of the class or series of shares; or

(m) otherwise alter its authorized share structure when required or permitted to do so by the Business Corporations Act.

2.4 **Special Majority.** The majority of votes required for the Company to pass a special resolution at a general meeting is 2/3 of the votes cast on the resolution by shareholders voting shares that carry the right to vote at general meetings.

2.5 **Special Separate Majority.** The majority of votes required to pass a special separate resolution at a class meeting is 2/3 of the votes cast on the resolution by shareholders voting shares that carry the right to vote at the class meeting.

2.6 **Consent Resolution.** A consent resolution in writing, whether by signed documents, fax, e-mail or any other method of transmitting legibly recorded messages, of shareholders or directors or a committee of directors is as valid as if it had been passed at a duly called and held meeting of the shareholders, directors or committee, as the case may be. The consent resolution may be executed in any number of counterparts, each of which when executed and delivered (by fax, email or otherwise) is deemed to be an original, and all of which together constitute one consent resolution in writing.

PART 3 – SHARE CERTIFICATES

3.1 **Mailing of Certificates.** Any share certificate may be mailed by registered mail, postage prepaid, to the shareholder entitled to that certificate at that shareholder's registered address and the Company is not liable for any loss occasioned to the shareholder if that share certificate is lost or stolen. In respect of a share held jointly by several persons, mailing of a certificate for that share to one of several joint holders or to a duly authorized agent of any of the joint holders is sufficient delivery to all.

3.2 **Replacement of Lost or Destroyed Certificate.** If a share certificate:

(a) is worn out or defaced, the directors may, upon production to them of that certificate and upon such other terms, if any, that they determine, order the certificate to be cancelled and issue a new certificate to replace the cancelled certificate;

(b) is lost, stolen or destroyed, then upon production of proof to the satisfaction of the directors and upon provision of such indemnity and security, if any, that the directors deem adequate, a new share certificate must be issued to the person entitled to the lost, stolen or destroyed certificate.

3.3 **Consolidation of Certificates.** If two or more certificates are surrendered by their registered owner to the Company together with a written request that the Company issue one certificate registered in that registered owner's name representing the aggregate of the shares represented by the certificates so surrendered, the Company must cancel the certificates so surrendered and issue in their place one certificate in accordance with the request.

3.4 **Fee for Certificates.** There must be paid to the Company in respect of the issue of any certificate pursuant to this Part 3 such amount, if any, as the directors may from time to time determine and which must not exceed the amount prescribed in the Business Corporations Act.

3.5 **Non-Recognition of Trusts.** Except as required by law or statute or these Articles, no person is recognized by the Company as holding any share upon any trust and the Company is not bound by or compelled in any way to recognize (even when having notice of any trust) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety in the shareholder.

3.6 **Central Securities Register.** As required by and subject to the *Business Corporations Act,* the Company must maintain in British Columbia a central securities register. The directors may, subject to the *Business Corporations Act,* appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

PART 4 – ISSUE, TRANSFER AND TRANSMISSION OF SHARES

4.1 **Directors Authorized to Issue Shares.** Subject to any direction to the contrary contained in a resolution passed at a general meeting authorizing any increase of capital, the issue of shares is under the control of the directors who may issue, otherwise dispose of or grant options on shares authorized but not yet issued at any time, to any person including a director, in the manner, upon the terms and conditions and at the price or for the consideration as the directors, in their absolute discretion, may determine.

4.2 **Transferability and Instrument of Transfer.** Subject to the restrictions, if any, set forth in these Articles, any shareholder may transfer that shareholder's shares by an instrument in writing executed by or on behalf of that shareholder and delivered to the Company or its transfer agent. The instrument of transfer of any share of the Company must be in the form, if any, provided on the back of the Company's form of share certificate or in any other form which the directors may approve. If the directors so require, each instrument of transfer must be in respect of only one class of shares.

4.3 **Submission of Instruments of Transfer.** Every instrument of transfer must be executed by the transferor and provided to the Company or the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the directors or the transfer agent or registrar may require to prove the title of the transferor or the transferor's right to transfer the shares. If the transfer is registered, the instrument of transfer must be retained by the Company or its transfer agent or registrar. If the transfer is not registered, the instrument of transfer must be returned to the person depositing it together with the share certificate that accompanied it when tendered for registration.

4.4 **Authority in Instrument of Transfer.** The signature of a shareholder or of that shareholder's duly authorized attorney on the instrument of transfer authorizes the Company to register the shares specified in the instrument of transfer in the name of the person named in that instrument of transfer as transferee or, if no person is so named, in any name designated in writing by the person depositing the share certificate and the instrument of transfer with the Company or its transfer agent or registrar.

4.5 **Enquiry as to Title Not Required.** Neither the Company nor any of its directors, officers or agents is bound to enquire into any title of the transferor of any shares to be transferred and none of them is liable to any person for registering the transfer.

4.6 **Transfer Fee.** There must be paid to the Company in respect of the registration of any transfer such amount, if any, as the directors may from time to time prescribe.

4.7 **Personal Representative Recognized.** Upon the death or bankruptcy of a shareholder, that shareholder's legal personal representative or trustee in bankruptcy, although not a shareholder, has the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt shareholder if the documents required by the Business Corporations Act have been deposited at the Company's registered office. This Article does not apply on the death of a shareholder with respect to shares registered in that shareholder's name and the name of another person in joint tenancy.

4.8 **Jointly Held Shares.** If there are joint shareholders in respect of a share and in the case of the death or bankruptcy of one of the joint shareholders, the legal personal representative of the deceased or the trustee in bankruptcy of the bankrupt shareholder, as the case may be, and the surviving joint shareholder or shareholders are the only persons recognized by the Company as having any title to or interest in the share so held jointly.

PART 5 – PURCHASE OF SHARES

5.1 **Company Authorized to Purchase its Shares.** Subject to the provisions of this Part 5, the Business Corporations Act and the special rights and restrictions attached to any class of shares, the Company may, by a resolution of the directors:

(a) purchase any of its shares at the price and upon the terms specified in that resolution; and

(b) sell any of its shares so purchased but not cancelled at the price and upon the terms specified in that resolution.

PART 6 – BORROWING POWERS

6.1 **Powers of Directors.** Subject to the Business Corporations Act, the directors may from time to time at their discretion authorize the Company to:

(a) borrow any amount of money;

(b) guarantee the repayment of any amount of money borrowed by any person or corporation; and

(c) guarantee the performance of any obligation of any person or corporation;

and may raise or secure the repayment of any amount of money so borrowed or guaranteed or any obligation so guaranteed in any manner and upon any terms and conditions as they may think fit and in particular and without limiting the generality of the foregoing by the issue of bonds, debentures or other debt obligations or by the granting of any mortgages or other security interest on the undertaking of the whole or any part of the property of the Company, both present and future.

6.2 **Negotiability of Debt Obligations.** The directors may make any bonds, debentures or other debt obligations issued by the Company by their terms assignable free from any equities between the Company and the person to whom they may be issued or any other person who lawfully acquires them by assignment, purchase or otherwise.

6.3 **Special Rights on Debt Obligations.** The directors may authorize the issue of any bonds, debentures or other debt obligations of the Company at a discount, premium or otherwise and with special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares, attending at general meetings of the Company and otherwise as the directors may determine at or before the time of issue.

6.4 **Execution of Debt Obligations.** If the directors so authorize or if any instrument under which any bonds, debentures or other debt obligations of the Company are issued so provides any bonds, debentures and other debt obligations of the Company, instead of being manually signed by the directors or officers authorized in that behalf, may have the facsimile signatures of those directors or officers printed or otherwise mechanically reproduced thereon and in either case is as valid as if signed manually and every bond, debenture or other debt obligation so bearing facsimile signatures of directors or officers of the Company must be manually signed, countersigned or certified by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company duly authorized to do so by the directors or the instrument under which such bonds, debentures or other debt obligations are issued. Notwithstanding that any person whose facsimile signature is so used has ceased to hold the office that he or she is stated on any bond, debenture or other debt obligation to hold at the date of the actual issue of that bond, debenture or other debt obligation, the bond, debenture or other debt obligation is valid and binding on the Company.

PART 7 – GENERAL MEETINGS

7.1 **Location of General Meetings.** Every general meeting must be held at such time and location as the directors may determine.

7.2 **General Meeting Participation.** A shareholder or proxy holder who is entitled to participate in, including vote at, a meeting of shareholders may do so by video conference or telephone if all shareholders and proxy holders participating in the meeting, whether by video conference, telephone or in person, are able to communicate with each other. If all shareholders or proxy holders who are entitled to participate in, including vote at, a meeting consent, a shareholder or proxy holder may participate in the meeting by a communications medium other than video conference or telephone if all shareholders and proxy holders participating in the meeting are able to communicate with each other. A shareholder or proxy holder who participates in a meeting by a communications medium other than video conference or telephone is deemed to have agreed to participate by the other communications medium. A shareholder or proxy holder who participates in a meeting by video conference, telephone or other communications medium is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and must be counted in the quorum for and is entitled to communicate and vote at that meeting, and the meeting is deemed to be held at the location specified in the notice of meeting.

7.3 **Notice of General Meetings.** Notice of a general meeting must specify the time and location of the meeting and, in case of special business (as described in Part 8), the general nature of that business.

7.4 **Waiver of Notice.** Any person entitled to notice of a general meeting may waive or reduce the period of notice for that meeting in writing or otherwise and may do so before, during or after the meeting.

7.5 **Record Date for Notice.** The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months.

7.6 **Failure to Give Notice.** The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting.

7.7 **Notice of Special Business at General Meeting.** If any special business includes the presenting, considering, approving, ratifying or authorizing the execution of any document, then the portion of any notice relating to that document is sufficient if it states that a copy of the document or proposed document is or will be available for inspection by shareholders at a place in the Province of British Columbia specified in that notice during business hours in any working day or days prior to the date of the meeting.

PART 8 – PROCEEDINGS AT GENERAL MEETINGS

8.1 **Special Business.** All business at a general meeting is deemed to be special business except the consideration of the financial statements and the reports of the directors and auditors, the election of directors, appointment of auditors and such other business as under these Articles ought to be transacted at an annual general meeting or any business which is brought under consideration by the report of the directors.

8.2 **Quorum.** Subject to this Part 8, a quorum for a general meeting is two individuals who are shareholders, proxy holders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing shares aggregating not less than 10% of the issued shares of the Company carrying the right to vote at that meeting. In the event there is only one shareholder, the quorum is one person personally present and being, or representing by proxy, that shareholder, or in the case of a corporate shareholder, a duly authorized representative of that shareholder.

8.3 **Requirement of Quorum.** No business other than the election of a chair and the adjournment or termination of the meeting may be transacted at any general meeting unless a quorum is present at the commencement of the meeting but the quorum need not be present throughout the meeting.

8.4 **Lack of Quorum.** If within 30 minutes from the time appointed for a meeting a quorum is not present, the meeting:

(a) if convened by requisition of the shareholders, must be terminated; and

(b) in any other case, must stand adjourned to the same day in the next week at the same time and place.

If at the adjourned meeting a quorum is not present within 30 minutes from the time appointed, the shareholder or shareholders present in person, by proxy or by authorized representative is or are a quorum.

8.5 **Chair.** The chair of the Board, if any, or in his or her absence the President, if any, is entitled to act as chair at every general meeting. If at any general meeting the chair of the Board, if any, and the President, if any, are not present within 15 minutes after the time appointed for holding the meeting or if neither is willing to act as chair, the directors present must choose one of their number to act as chair. If no director is present or if all the directors present decline to act as chair or fail to so choose, the persons present must choose one of their number to act as chair.

8.6 **Adjournments.** The chair of the meeting may, with the consent of any meeting at which a quorum is present and must, if so directed by the meeting, adjourn the meeting from time to time and from place to place. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. If a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of a general meeting. It is otherwise not necessary to give any notice of an adjourned meeting or of the business to be transacted at any adjourned meeting.

8.7 **Voting.** Every question submitted to a general meeting must be decided:

(a) if a ballot is demanded by a shareholder or proxy holder entitled to vote at the meeting or is directed by the chair, by ballot; or

(b) in any other case, by a show of hands or by any other manner that adequately discloses the intentions of the shareholders or proxy holders.

The chair must declare to the meeting the decision on every question in accordance with the result of the ballot, the show of hands or the other manner that adequately disclosed the intentions of the shareholders or proxy holders and that decision must be entered in the minute book of the Company. A declaration of the chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority and an entry to that effect in the minute book of the Company is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against that resolution.

8.8 **Resolution Need Not Be Seconded.** No resolution proposed at a meeting need be seconded and the chair of any meeting is entitled to move or second a resolution.

8.9 **Casting Vote.** In case of an equality of votes upon a resolution, whether on a show of hands or by ballot or any other manner, the chair does have a casting vote in addition to the vote or votes to which he or she may be entitled as a shareholder.

8.10 **Manner of Taking Ballot.** If a ballot is duly demanded it must be taken at once or in the manner the chair of the meeting directs. A demand for a ballot may be withdrawn. In the case of any dispute as to the admission or rejection of a vote the chair must conclusively determine whether that vote is admitted or rejected.

8.11 **Splitting Votes.** On a ballot, a shareholder entitled to more than one vote need not, if that shareholder votes, use all that shareholder's votes or cast all the votes that shareholder uses in the same way.

8.12 **Demand for Ballot Not to Prevent Continuance of Meeting.** The demand for a ballot does not prevent the continuance of a meeting for the transaction of any business other than the question on which a ballot has been demanded.

8.13 **Retention of Ballots and Proxies.** The Company must, for at least three months after a meeting of shareholders, keep each ballot cast and each proxy voted at the meeting and, during the period, make them available for inspection during statutory business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of the three-month period, the Company may destroy such ballots and proxies.

PART 9 – VOTES OF SHAREHOLDERS

9.1 **Number of Votes Per Share or Shareholder.** Subject to any special rights or restrictions attached to any share contained in these Articles, on a show of hands every shareholder entitled to vote present in person, by proxy or by authorized representative has one vote and on a ballot every shareholder entitled to vote on that ballot has one vote for every whole share held by that shareholder and a fractional vote in proportion to any fraction of a share held by that shareholder.

9.2 **Votes of Persons in Representative Capacity.** A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a ballot, and may appoint a proxy holder to act at the meeting if, before doing so, the person satisfies the chair of the meeting or the directors that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

9.3 **Votes by Joint Holders.** If there are joint shareholders registered in respect of any share, any one of the joint shareholders may vote at any meeting in person, by proxy or by authorized representative in respect of the share as if that joint shareholder were solely entitled to it. If more than one of the joint shareholders is present at any meeting in person, by proxy or by authorized representative, the joint shareholder so present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share. For the purpose of this Part 9, two or more executors or administrators of a deceased shareholder in whose sole name any share stands are deemed joint shareholders.

9.4 **Representative of a Corporate Shareholder.** If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint, by an instrument in writing, a person to act as its authorized representative at any meeting of shareholders of the Company, and:

(a) for that purpose, the instrument appointing the authorized representative must:

(i) be received at the registered office of the Company or at any other place specified in the notice calling the meeting for the receipt of proxies at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, not less than 48 hours before the time for holding the meeting; or

(ii) be deposited with the chair of the meeting, or to a person designated by the chair of the meeting, prior to the commencement of the meeting;

(b) if an authorized representative is appointed under this Part 9:

(i) the authorized representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the authorized representative represents as that corporation could exercise if it were a shareholder who is an individual including, without limitation, the right to appoint a proxy holder; and

(ii) the authorized representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

An instrument appointing an authorized representative of a corporation must be in writing signed by a duly authorized person on behalf of that corporation and must be sent to the Company.

9.5 **<u>Appointment of Proxy Holders</u>.** A shareholder holding more than one share in respect of which that shareholder is entitled to vote at a general meeting is entitled to appoint one or more proxy holders to attend, act and vote for that shareholder at the general meeting and in so doing that shareholder must specify the number of shares that each proxy holder is entitled to vote.

9.6 **<u>Execution of Proxy Instrument</u>.** A proxy must be in writing signed by the appointor or the appointor's attorney or, if the appointor is a corporation, by the authorized representative or a duly authorized person on behalf of that corporation.

9.7 **<u>Qualification of Proxy Holder</u>.** Any person may be appointed by a shareholder to act as a proxy holder to attend and vote at a meeting of the shareholders.

9.8 **<u>Deposit of Proxy</u>.** A proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or other authority must be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice calling the meeting not less than 48 hours before the time for holding the meeting at which the person named in the proxy proposes to vote or must be deposited with the chair of the meeting, or with a person designated by the chair of the meeting, prior to the commencement of the meeting. In addition to any other method of depositing proxies provided for in these Articles, the directors may from time to time make regulations:

(a) permitting the depositing of proxies at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held;

(b) providing for particulars of those proxies to be sent in writing or by fax, e-mail or any other method of transmitting legibly recorded messages before a meeting or an adjourned meeting to the Company or any agent of the Company for the purpose of receiving those particulars; and

(c) providing that particulars of those proxies may be voted as though the proxies themselves were produced to the chair of the meeting or of the adjourned meeting as required by this Article.

Votes given in accordance with proxies and particulars of proxies so deposited are valid and counted.

9.9 **<u>Validity of Proxy Vote</u>.** A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death, bankruptcy or incapacity of the shareholder or revocation of the proxy or of the authority under which the proxy was executed or the transfer of the share in respect of which the proxy is given, provided that prior to the meeting no notice in writing of such death, bankruptcy, incapacity, revocation or transfer has been received at the registered office of the Company or by the chair of the meeting or of the adjourned meeting at which the vote was given.

9.10 **Form of Proxy.** A proxy appointing a proxy holder must be in the following form or in any other form that the directors approve:

(Name of Company)

The undersigned hereby appoints ______________________________ ______________________ or failing him or her ______________________________ ______________________________

as proxy holder for the undersigned to attend at and vote for and on behalf of the undersigned at the general meeting of the Company to be held on the ____ day of _______________, ____, and at any adjournment of that meeting.

Signed this ____ day of _______________, ____.

____
(Signature of Shareholder)

9.11 **Revocation of Proxy.** Subject to this Part, every proxy may be revoked by an instrument in writing that is received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used or deposited with the chair of the meeting, or with a person designated by the chair of the meeting, prior to the commencement of the meeting.

9.12 **Revocation of Proxy Will Be Signed.** An instrument to revoke a proxy must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by a duly authorized person on behalf of the corporation or by the authorized representative appointed for the corporation under this Part 9.

PART 10 – DIRECTORS

10.1 **General Authority.** Subject to these Articles, the directors may exercise all powers and do all acts and things as the Company is by the Business Corporations Act, these Articles or otherwise authorized to exercise and do and which are not by these Articles, by statute or otherwise lawfully directed or required to be exercised or done by the Company by unanimous resolution, exceptional resolution, special resolution or ordinary resolution.

10.2 **Number of Directors.** The number of directors may be determined by ordinary resolution. The number of directors may be changed from time to time by ordinary resolution whether previous notice of that ordinary resolution has been given or not. If at any time the Company becomes a public company and the number of directors fixed pursuant to these Articles is less than three, then the number of directors is deemed to have been increased to three.

10.3 Directors' Acts Valid Despite Vacancy. An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

10.4 Qualification of Directors. A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

10.5 Remuneration and Expenses of Directors. The remuneration of the directors as such may from time to time be determined by the directors. Any remuneration of a director is in addition to any salary or other remuneration paid to him or her as an officer or employee of the Company. Every director must be repaid such reasonable expenses as he or she may incur in and about the business of the Company. Other than remuneration for professional services described in this Part 10, if any director performs any services for the Company that in the opinion of the directors are outside the ordinary duties of a director or if he or she is specifically occupied in or about the Company's business other than as a director, he or she may be paid a remuneration to be fixed by the directors. The remuneration so fixed may be either in addition to or in substitution for any other remuneration that he or she may be entitled to receive and the additional remuneration may be charged as part of ordinary working expenses of the Company. Unless otherwise determined by ordinary resolution, the directors may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company, to his or her spouse or dependants and they may also make any contributions to any fund and pay premiums for the purchase or provision of any gratuity, pension or allowance in respect of that director.

10.6 Right to Office and Contract with Company. A director may hold any office or place of profit in the Company, other than auditor, in conjunction with his or her office of director for the period and on such terms as the directors may determine. Subject to compliance with the Business Corporations Act, no director or intended director is disqualified by his or her office from contracting with the Company with regard to his or her tenure of office or place of profit or as vendor, purchaser or otherwise.

10.7 Director Acting in Professional Capacity. Any director may act by him or herself or his or her firm in a professional capacity for the Company and he or she or his or her firm is entitled to remuneration for professional services as if he or she were not a director.

10.8 Alternate Directors. Any director may from time to time appoint any person who is approved by resolution of the directors to be his or her alternate director provided that approval is not required if a director is appointed alternate director for another director. The appointee, while he or she holds office as an alternate director, is entitled to notice of meetings of the directors and, in the absence of the director for whom he or she is an alternate, to attend and vote at meetings as a director and is not entitled to be remunerated otherwise than out of the remuneration of the director appointing him or her. Any director may make or revoke an appointment of his or her alternate director by notice in writing sent to the Company. A person may act as an alternate for more than one director at any given time and a director may act as an alternate director for any other director. No person may act as an alternate director unless that person qualifies under the Business Corporations Act to act as a director of the Company. Every alternate director, if authorized by the notice appointing him or her, may sign any consent resolution in place of the director appointing him or her.

PART 11 – ELECTION, APPOINTMENT AND REMOVAL OF DIRECTORS

11.1 **Election and Appointment.** The shareholders may elect or appoint directors at any time and from time to time.

11.2 **Elections and Appointments at Annual General Meetings.** At each annual general meeting all the directors retire and the shareholders must elect or appoint a Board of Directors consisting of the number of directors for the time being fixed pursuant to Part 10. Any retiring director is eligible for re-election or re-appointment. If the holding of an annual general meeting of the Company is deferred or waived by a unanimous resolution of all shareholders entitled to vote at the annual general meeting, each director in office on the annual reference date selected in the unanimous resolution continues to be a director until the next annual reference date unless that director retires or is removed prior to the next annual reference date.

11.3 **Filling a Casual Vacancy.** The directors may at any time and from time to time appoint any person as a director to fill a casual vacancy among the directors or a vacancy resulting from an increase of the number of directors.

11.4 **Power to Appoint Additional Directors.** Between successive annual general meetings, the directors have the power to appoint one or more additional directors but not more than one-third the number of directors elected or appointed at the last annual general meeting at which directors were elected or appointed. Any director so appointed may hold office only until the next following annual general meeting of the Company but is eligible for election at such meeting and, so long as he or she is an additional director, the number of directors is increased accordingly.

11.5 **Removal of Directors.** If a director is convicted of an indictable offence or ceases to be qualified to act as a director of the company and does not promptly resign, the Company may remove the director before the expiration of the director's term of office by a resolution of the directors. The Company may otherwise remove a director before the expiration of the director's term of office by a special resolution of the shareholders.

PART 12 – PROCEEDINGS OF DIRECTORS

12.1 **Meetings and Quorum.** The directors may hold meetings as they think fit for the dispatch of business and may adjourn and otherwise regulate their meetings and proceedings as they think fit. The directors may from time to time fix the quorum necessary for the transaction of business and unless so fixed the quorum is a majority of the Board.

12.2 **Chair.** The chair of the Board, if any, of the Company is entitled to act as chair of every meeting of the Board but if at any meeting the chair of the Board, if any, is not present within 15 minutes after the time appointed for holding the meeting, or if the chair of the Board is not willing to act as chair, the directors present must choose one of their number to act as chair.

12.3 **Call and Notice of Meetings.** A director may at any time call a meeting of the directors. Notice specifying the time and place of that meeting may be personally given or sent to each director and must be given at least 48 hours before the time appointed for holding the meeting or such lesser time as may be reasonable under the circumstances. It is not necessary to give to any director notice of a meeting of directors immediately following a general meeting at which that director has been elected or notice of a meeting of directors at which that director was appointed.

12.4 Validity of Meeting Despite Failure to Give Notice. The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director does not invalidate any proceedings at that meeting.

12.5 Meeting Participation. A director may participate in a meeting of the directors or of any committee of the directors by video conference or telephone if all directors participating in the meeting, whether by video conference or telephone or in person, are able to communicate with each other. If all the directors consent, a director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than video conference or telephone if all directors participating in the meeting are able to communicate with each other. A director who participates in a meeting by a communications medium other than video conference or telephone is deemed to have agreed to participate by the other communications medium. A director who participates in a meeting by video conference, telephone or other communications medium is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and must be counted in the quorum for and is entitled to communicate and vote at that meeting.

12.6 Competence of Quorum. The directors at a meeting at which a quorum is present are competent to exercise all or any of the authorities, powers and discretions for the time being vested in or exercisable by the directors.

12.7 Committees. The directors may from time to time by resolution constitute, dissolve or reconstitute standing committees and other committees consisting of such persons as the directors may determine. Every committee so constituted has the authorities, powers and discretions that may be delegated to it by the directors and must act in accordance with any regulations that the directors may impose upon it.

12.8 Validity of Meeting if Directorship Deficient. All acts done by any director or by any member of a committee constituted by the directors, notwithstanding that it is discovered afterwards that there was some defect in the appointment of any person so acting or that he or she was disqualified, are valid.

12.9 Majority Rule and Casting Vote. Questions arising at any meeting of the directors must be decided by a majority of votes. In the case of an equality of votes, the chair does have a casting vote.

PART 13 – OFFICERS

13.1 Appointment of Officers. The directors may appoint officers of the Company and may specify their duties. Any individual may be appointed to any office of the Company. Two or more offices of the Company may be held by the same individual.

PART 14 – DIVIDENDS

14.1 Declaration of Dividends. Subject to the Business Corporations Act and the rights, if any, of shareholders holding shares with special rights and restrictions, the directors may declare dividends and fix the date of record and the date for payment of any dividend. No date of record for any dividend may precede the date of payment of that dividend by more than the maximum number of days permitted by the Business Corporations Act. No notice need be given of the declaration of any dividend. If no valid date of record is fixed, the date of record is deemed to be the same date as the date of payment of the dividend.

14.2 **Dividend Bears No Interest.** No dividend may bear interest against the Company.

14.3 **Payment in Specie.** The directors may direct payment of any dividend wholly or partly by the distribution of specific assets or of paid-up shares or bonds, debentures or other debt obligations of the Company or in any one or more of those ways and if any difficulty arises in regard to the distribution the directors may settle the difficulty as they think fit. The directors may fix the value for distribution of specific assets and may vest any of those specific assets in trustees upon such trusts for the persons entitled to those specific assets as the directors think fit.

14.4 **Fractional Interests.** Notwithstanding the provisions of this Part 14, if any dividend results in any shareholder being entitled to a fraction of a share, bond, debenture or other debt obligation of the Company, the directors may pay that shareholder the cash equivalent in place of that fraction of a share, bond, debenture or other debt obligation. The directors may arrange through a fiscal agent or otherwise for the sale, consolidation or other disposition of fractions of shares, bonds, debentures or other debt obligations of the Company on behalf of shareholders entitled to them.

14.5 **Payment of Dividends.** Any dividend payable in cash by the Company may be paid by cheque mailed to the registered address of the shareholder or in the case of joint shareholders to the registered address of the joint shareholder first named in the central securities register or to such person or to such address as any shareholder may direct in writing. Every cheque must be made payable to the order of the person to whom it is sent and in the case of joint shareholders to those joint shareholders.

14.6 **Receipt by Joint Shareholders.** If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

PART 15 – ACCOUNTING RECORDS AND AUDITORS

15.1 **Accounts to be Kept.** The directors must cause accounting records to be kept as necessary to properly record the financial affairs and condition of the Company and to comply with the provisions of statutes applicable to the Company.

15.2 **Location of Accounts.** The directors must determine the place at which the accounting records of the Company must be kept and those records must be open to the inspection of any director during the statutory business hours of the Company.

15.3 **Remuneration of Auditors.** The directors may set the remuneration of any auditor of the Company.

PART 16 – SENDING OF RECORDS

16.1 **Manner of Sending Records.** Unless the Business Corporations Act requires otherwise, a record may be sent:

(a) to the Company by delivery or mail to the Company at the delivery address or mailing address of its registered office or by fax or e-mail to a fax number or e-mail address specified by the Company for that purpose;

(b) to a director by delivery or mail to the director at the prescribed address of that director or by fax or e-mail to the fax or e-mail address specified for that purpose by the director;

(c) to a shareholder by delivery or mail to the shareholder at the registered address of that shareholder or by fax or e-mail to the fax or e-mail address specified for that purpose by the shareholder; or

(d) to the person entitled to a share as a result of the death, bankruptcy or incapacity of a shareholder by delivery or mail or by fax or e-mail to that person at the address specified for that purpose by the person so entitled and until that address, fax number or e-mail address has been so specified, the record may be sent in any manner in which it might have been sent if the death, bankruptcy or incapacity had not occurred.

16.2 **Sending to Joint Holders.** A record may be sent by the Company to joint shareholders in respect of a share registered in their names by sending the record to the joint shareholder first named in the central securities register in respect of that share.

16.3 **Date Record Deemed Received.** If a record is sent by mail, postage prepaid, that record is deemed to have been received on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. If a record is sent by fax, e-mail or any other manner of transmitting visually recorded messages, that record is deemed to have been received on the day it is sent if received before or during statutory business hours that day and is deemed to have been received on the day, Saturdays and holidays excepted, following the date it is sent if received after statutory business hours or on a Saturday or holiday.

PART 17 – NOTICES

17.1 **Minimum Number of Days.** Notice of a general meeting must be sent to all shareholders holding shares that carry the right to vote at general meetings at least 10 days before the general meeting. Notice of a class or series meeting must be sent to all shareholders holding shares of that class or series at least 10 days before the class or series meeting.

17.2 **Persons to Receive Notice.** Notice of every general meeting must be sent to:

(a) every shareholder holding a share or shares carrying the right to vote at that meeting on the record date or, if no record date was established by the directors, on the date the notice is sent;

(b) the personal representative of a deceased shareholder if entitled to notice by the Business Corporations Act;

(c) the trustee in bankruptcy of a bankrupt shareholder if entitled to notice by the Business Corporations Act;

(d) every director; and

(e) the auditor, if any.

No other person is entitled to receive notices of general meetings.

PART 18 - EXECUTION OF DOCUMENTS

18.1 **Seal Optional.** The directors may provide a common seal for the Company and may provide for its use. The directors have power to destroy the common seal and may provide a new common seal.

18.2 **Official Seal.** The directors may provide for use in any other province, state, territory or country an official seal that must have on its face the name of the province, state, territory or country where it is to be used.

18.3 **Affixing of Seal to Documents.** The directors must provide for the safe custody of each of the Company's seals, if any, which shall not be affixed to any instrument except by the authority of a resolution of the directors and by such person or persons as may be prescribed in and by that resolution and the person or persons so prescribed must sign every instrument to which the seal of the Company is affixed in his, her or their presence, provided that a resolution directing the general use of a seal, if any, may at any time be passed by the directors and applies to the use of that seal until countermanded by another resolution of the directors. In the absence of any resolution so authorizing the use of any seal, any seal of the Company may be affixed to any document that requires the seal of the Company in the presence of all the directors.

PART 19 – INDEMNIFICATION

19.1 **Definitions.** In this Part 19:

(a) "associated corporation" means a corporation or entity that

(i) is or was an affiliate of the Company;

(ii) is a corporation, other than the Company, for which the eligible party is or was a director, alternate director or officer, at the request of the Company, or

(iii) is a partnership, trust, joint venture or other unincorporated entity for which the eligible party holds or held a position equivalent to that of a director or officer at the request of the Company;

(b) "eligible party" means a person who is or was a director, alternate director or officer of the Company;

(c) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(d) "eligible proceeding" means a proceeding in which an eligible party or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director, alternate director or officer or holding or having held a position equivalent to that of a director, alternate director or officer of the Company or an associated corporation

(i) is or may be joined as a party, or

(ii) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(e) "expenses" includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding;

(f) "proceeding" includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

19.2 **Mandatory Indemnification of Eligible Parties.** To the extent the Company is not so prohibited by the Business Corporations Act, the Company must indemnify each eligible party and the heirs and legal personal representatives of each eligible party against all eligible penalties to which each eligible party is or may be liable, and the Company must, after the final disposition of an eligible proceeding pay the expenses actually and reasonably incurred by each eligible party in respect of that proceeding. Each eligible party is deemed to have contracted with the Company on the terms of the indemnity contained in this Part 19.

19.3 **Non-Compliance with Business Corporations Act.** The failure of each eligible party to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

19.4 **Advance Expenses.** Unless prohibited by applicable law or court order, the Company must pay, as they are incurred, in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of the eligible proceeding provided that the Company shall not make such payments unless the Company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by applicable law, the eligible party must repay the amounts advanced.

19.5 **Indemnity Restricted.** Despite any other provision of this Part 19, the Company is not obliged to make any payment that is prohibited by the Business Corporations Act or by court order in force at the date the payment is made.

19.6 **Company May Purchase Insurance.** The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a) is or was serving as a director, alternate director or officer of the Company;

(b) is or was serving as a director, alternate director or officer of any associated corporation; or

(c) at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity against any liability incurred by him or her in such equivalent position.

PART 20 – RESTRICTION ON SECURITY TRANSFERS

20.1 **Application.** This Part does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

20.2 **<u>Directors May Decline to Approve Transfer</u>.** No security of the company, other than a non-convertible debt security, may be sold, transferred or otherwise disposed of without the approval of the directors. Notwithstanding anything contained in these Articles, the directors may in their absolute discretion decline to approve any sale, transfer or other disposition of a security of the company (other than non-convertible debt security) or to approve the registration of the transfer of such a security of the company in the central securities register or other registers of the Company and the directors are not required to disclose their reasons for declining approval.

PART 21 – AUTHORIZED SHARE STRUCTURE

21.1 **<u>Described in Notice of Articles</u>.** The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

PART 22 – RESTRICTIONS ON BUSINESS OR POWERS

22.1 **<u>No Restrictions</u>.** There are no restrictions on the business to be carried on or the powers to be exercised by the Company.

____
Signature of Incorporator

Full Name of Incorporator: Timothy J. Mahoney

DATE: _____ day of ________________________, 2009

BUSINESS CORPORATIONS ACT

ARTICLES

- of -

BIDS TRADING TECHNOLOGIES, LTD.

Incorporation Number: ____________

Translated Name: Not applicable

TABLE OF CONTENTS

DUPLICATE

Number: BC0860355

BRITISH COLUMBIA
The Best Place on Earth

CERTIFICATE
OF
INCORPORATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that BIDS TRADING TECHNOLOGIES, LTD. was incorporated under the Business Corporations Act on September 2, 2009 at 10:58 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On September 2, 2009

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada

DDD BIDS Trading Limited

Company Number: 09586732

The Companies Act 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES
OF ASSOCIATION

BIDS Trading Limited

Incorporated on 12th May 2015

Jordans Limited

www.jordans.co.uk

Bristol office:
21 St Thomas Street
Bristol
BS1 6JS
Tel: +44 (0)117 923 0600
Fax: +44 (0)117 923 0063

London office:
20-22 Bedford Row
London
WC1R 4JS
Tel: +44 (0)20 7400 3333
Fax: +44 (0)20 7400 3366

THE COMPANIES ACT 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION OF

BIDS Trading Limited

1. PRELIMINARY

1.1 The model articles of association for private companies limited by shares contained in Schedule 1 to the Companies (Model Articles) Regulations 2008 (SI 2008 No. 3229) (the "Model Articles") shall apply to the Company save in so far as they are excluded or modified hereby and such Model Articles and the articles set out below shall be the Articles of Association of the Company (the "Articles").

1.2 In these Articles, any reference to a provision of the Companies Act 2006 shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

1.3 Model Articles 7(2), 9(2), 14, 19(5), 21, 24, 26(5), 28(3), 36(4) and 44(4) do not apply to the Company.

1.4 The headings used in these Articles are included for the sake of convenience only and shall be ignored in construing the language or meaning of these Articles.

1.5 In these Articles, unless the context otherwise requires, references to nouns in the plural form shall be deemed to include the singular and vice versa, references to one gender include all genders and references to persons include bodies corporate and unincorporated associations.

2. DEFINED TERMS

2.1 Model Article 1 shall be varied by the inclusion of the following definitions:-

"appointor" has the meaning given in Article 7.1;

"call" has the meaning given in Article 10.1;

"call notice" has the meaning given in Article 10.1;

"call payment date" has the meaning given in Article 10.4;

"forfeiture notice" has the meaning given in Article 10.4;

"lien enforcement notice" has the meaning given in Article 9.4;

"relevant rate" has the meaning given in Article 10.4;

"secretary" means the secretary of the Company, if any, appointed in accordance with Article 6.1 or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary; and

"working day" means a day that is not a Saturday or Sunday, Christmas Day, Good Friday or any day that is a bank holiday under the Banking and Financial Dealings Act 1971 in the part of the United Kingdom where the Company is registered.

3. PROCEEDINGS OF DIRECTORS

3.1 The maximum and minimum number of directors may be determined from time to time by ordinary resolution. Subject to and in default of any such determination there shall be no maximum number of directors and the minimum number of directors shall be one. Whenever the minimum number of directors is one, the general rule about decision-making by the directors does not apply, and the sole director may take decisions without regard to any of the provisions of the Articles (including Model Article 11(2)) relating to directors' decision-making.

3.2 Subject to Article 3.3, notwithstanding the fact that a proposed decision of the directors concerns or relates to any matter in which a director has, or may have, directly or indirectly, any kind of interest whatsoever, that director may participate in the decision-making process for both quorum and voting purposes.

3.3 If the directors propose to exercise their power under section 175(4)(b) of the Companies Act 2006 to authorise a director's conflict of interest, the director facing the conflict is not to be counted as participating in the decision to authorise the conflict for quorum or voting purposes.

3.4 Subject to the provisions of the Companies Act 2006, and provided that (if required to do so by the said Act) he has declared to the directors the nature and extent of any direct or indirect interest of his, a director, notwithstanding his office:-

(a) may be a party to or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer or an employee of, or a party to any transaction or arrangement with, or otherwise interested in, any subsidiary of the Company or body corporate in which the Company is interested; and

(c) is not accountable to the Company for any remuneration or other benefits which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no transaction or arrangement is liable to be avoided on the ground of any such remuneration, benefit or interest.

4. UNANIMOUS DECISIONS

4.1 Model Article 8(2) shall be amended by the deletion of the words "copies of which have been signed by each eligible director" and the substitution of the following "where each eligible director has signed one or more copies of it" in its place. Model Article 8(2) shall be read accordingly.

5. TERMINATION OF DIRECTOR'S APPOINTMENT

5.1 In addition to the events terminating a director's appointment set out in Model Article 18, a person ceases to be a director as soon as that person has for more than six consecutive months been absent without permission of the directors from meetings of directors held during that period and the directors make a decision to vacate that person's office.

6. SECRETARY

6.1 The directors may appoint a secretary to the Company for such period, for such remuneration and upon such conditions as they think fit; and any secretary so appointed by the directors may be removed by them.

7. ALTERNATE DIRECTORS

7.1 (a) Any director (the "appointor") may appoint as an alternate any other director, or any other person approved by a decision of the directors, to:-

(i) exercise that director's powers; and

(ii) carry out that director's responsibilities,

in relation to the taking of decisions by the directors in the absence of the alternate's appointor.

(b) Any appointment or removal of an alternate must be effected by notice in writing to the Company signed by the appointor, or in any other manner approved by the directors. The notice must:-

(i) identify the proposed alternate; and

(ii) in the case of a notice of appointment, contain a statement signed by the proposed alternate that he is willing to act as the alternate of his appointor.

7.2 (a) An alternate director has the same rights to participate in any directors' meeting or decision of the directors reached in accordance with Model Article 8, as the alternate's appointor.

(b) Except as these Articles specify otherwise, alternate directors:-

(i) are deemed for all purposes to be directors;

(ii) are liable for their own acts or omissions;

(iii) are subject to the same restrictions as their appointors; and

(iv) are not deemed to be agents of or for their appointors.

(c) A person who is an alternate director but not a director:-

(i) may be counted as participating for the purposes of determining whether a quorum is participating (but only if that person's appointor is not participating); and

(ii) may sign or otherwise signify his agreement in writing to a written resolution in accordance with Model Article 8 (but only if that person's appointor has not signed or otherwise signified his agreement to such written resolution).

No alternate may be counted as more than one director for such purposes.

(d) An alternate director is not entitled to receive any remuneration from the Company for serving as an alternate director except such part of the remuneration payable to that alternate's appointor as the appointor may direct by notice in writing made to the Company.

(e) Model Article 20 is modified by the deletion of each of the references to "directors" and the replacement of each such reference with "directors and/or any alternate directors".

7.3 An alternate director's appointment as an alternate terminates:-

(a) when his appointor revokes the appointment by notice to the Company in writing specifying when it is to terminate;

(b) on the occurrence in relation to the alternate of any event which, if it occurred in relation to the alternate's appointor would result in the termination of the appointor's office as director;

(c) on the death of his appointor; or

(d) when his appointor's appointment as a director terminates.

8. ISSUE OF SHARES

8.1 Shares may be issued as nil, partly or fully paid.

8.2 (a) Unless the members of the Company by special resolution direct otherwise, all shares which the directors propose to issue must first be offered to the members in accordance with the following provisions of this Article.

(b) Shares must be offered to members in proportion as nearly as may be to the number of existing shares held by them respectively.

(c) The offer shall be made by notice specifying the number of shares offered, and limiting a period (not being less than 14 days) within which the offer, if not accepted, will be deemed to be declined.

(d) After the expiration of the period referred to in (c) above, those shares so deemed to be declined shall be offered in the proportion aforesaid to the persons who have, within the said period, accepted all the shares offered to them; and such further offer shall be made in the like terms in the same manner and limited by a like period as the original offer.

(e) Any shares not accepted pursuant to the offer referred to in (c) and the further offer referred to in (d) or not capable of being offered as aforesaid except by way of fractions and any shares released from the provisions of this Article by any such special resolution as aforesaid shall be under the control of the directors, who may allot, grant options over or dispose of the same to such persons, on such terms, and in such manner as they think fit.

8.3 In accordance with section 567 of the Companies Act 2006, sections 561 and 562 of the said Act are excluded.

9. LIEN

9.1 The Company has a first and paramount lien on all shares (whether or not such shares are fully paid) standing registered in the name of any person indebted or under any liability to the Company, whether he is the sole registered holder thereof or is one of two or more joint holders, for all moneys payable by him or his estate to the Company (whether or not such moneys are presently due and payable).

9.2 The Company's lien over shares:-

(a) takes priority over any third party's interest in such shares; and

(b) extends to any dividend or other money payable by the Company in respect of such shares and (if the Company's lien is enforced and such shares are sold by the Company) the proceeds of sale of such shares.

9.3 The directors may at any time decide that a share which is or would otherwise be subject to the Company's lien shall not be subject to it, either wholly or in part.

9.4 (a) Subject to the provisions of this Article, if:-

(i) a notice of the Company's intention to enforce the lien ("lien enforcement notice") has been sent in respect of the shares; and

(ii) the person to whom the lien enforcement notice was sent has failed to comply with it,

the Company may sell those shares in such manner as the directors decide.

(b) A lien enforcement notice:-

(i) may only be sent in respect of shares if a sum is payable to the Company by the sole registered holder or one of two or more joint registered holders of such shares and the due date for payment of such sum has passed;

(ii) must specify the shares concerned;

(iii) must include a demand for payment of the sum payable within 14 days;

(iv) must be addressed either to the holder of such shares or to a person entitled to such shares by reason of the holder's death, bankruptcy or otherwise; and

(v) must state the Company's intention to sell the shares if the notice is not complied with.

(c) If shares are sold under this Article:-

(i) the directors may authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser; and

(ii) the transferee is not bound to see to the application of the consideration, and the transferee's title is not affected by any irregularity in or invalidity of the process leading to the sale.

(d) The net proceeds of any such sale (after payment of the costs of sale and any other costs of enforcing the lien) must be applied:-

(i) first, in payment of so much of the sum for which the lien exists as was payable at the date of the lien enforcement notice; and

(ii) second, in payment to the person entitled to the shares at the date of the sale, but only after the certificate for the shares sold has been surrendered to the company for cancellation or a suitable indemnity has been given for any lost certificates, and subject to a lien equivalent to the company's lien over the shares before the sale for any money payable in respect of the shares after the date of the lien enforcement notice.

(e) A statutory declaration by a director or the secretary that the declarant is a director or the secretary and that a share has been sold to satisfy the Company's lien on a specified date:-

(i) is conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share; and

(ii) subject to compliance with any other formalities of transfer required by these Articles or by law, constitutes a good title to the share.

10. CALLS ON SHARES AND FORFEITURE

10.1 (a) Subject to these Articles and the terms on which shares are allotted, the directors may send a notice (a "call notice") to a member requiring the member to pay the Company a specified sum of money (a "call") which is payable in respect of shares which that member holds at the date when the directors decide to send the call notice.

(b) A call notice:-

(i) may not require a member to pay a call which exceeds the total sum unpaid on that member's shares (whether as to the share's nominal value or any amount payable to the Company by way of premium);

(ii) must state when and how any call to which it relates is to be paid; and

(iii) may permit or require the call to be paid by instalments.

(c) A member must comply with the requirements of a call notice, but no member is obliged to pay any call before 14 days have passed since the call notice was sent.

(d) Before the Company has received any call due under a call notice the directors may:-

(i) revoke it wholly or in part; or

(ii) specify a later time for payment than is specified in the call notice,

by a further notice in writing to the member in respect of whose shares the call was made.

10.2 (a) Liability to pay a call is not extinguished or transferred by transferring the shares in respect of which the call is required to be paid.

(b) Joint holders of a share are jointly and severally liable to pay all calls in respect of that share.

(c) Subject to the terms on which shares are allotted, the directors may, when issuing shares, make arrangements for a difference between the holders in the amounts and times of payment of calls on their shares.

10.3 (a) A call notice need not be issued in respect of sums which are specified, in the terms on which a share is allotted, as being payable to the Company in respect of that share (whether in respect of nominal value or premium):-

(i) on allotment;

(ii) on the occurrence of a particular event; or

(iii) on a date fixed by or in accordance with the terms of issue.

(b) But if the due date for payment of such a sum has passed and it has not been paid, the holder of the share concerned is treated in all respects as having failed to comply with a call notice in respect of that sum, and is liable to the same consequences as regards the payment of interest and forfeiture.

10.4 (a) If a person is liable to pay a call and fails to do so by the call payment date:-

(i) the directors may send a notice of forfeiture (a "forfeiture notice") to that person; and

(ii) until the call is paid, that person must pay the Company interest on the call from the call payment date at the relevant rate.

(b) For the purposes of this Article:-

(i) the "call payment date" is the date on which the call notice states that a call is payable, unless the directors give a notice specifying a later date, in which case the "call payment date" is that later date; and

(ii) the "relevant rate" is the rate fixed by the terms on which the share in respect of which the call is due was allotted or, if no such rate was fixed when the share was allotted, five percent per annum.

(c) The relevant rate must not exceed by more than five percentage points the base lending rate most recently set by the Monetary Policy Committee of the Bank of England in connection with its responsibilities under Part 2 of the Bank of England Act 1998.

(d) The directors may waive any obligation to pay interest on a call wholly or in part.

10.5 A forfeiture notice:-

(a) may be sent in respect of any share in respect of which a call has not been paid as required by a call notice;

(b) must be sent to the holder of that share or to a person entitled to it by reason of the holder's death, bankruptcy or otherwise;

(c) must require payment of a call and any accrued interest by a date which is not less than 14 days after the date of the forfeiture notice;

(d) must state how the payment is to be made; and

(e) must state that if the forfeiture notice is not complied with, the shares in respect of which the call is payable will be liable to be forfeited.

10.6 If a forfeiture notice is not complied with before the date by which payment of the call is required in the forfeiture notice, the directors may decide that any share in respect of which it was given is forfeited and the forfeiture is to include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

10.7 (a) Subject to the following provisions of this Article 10.7, the forfeiture of a share extinguishes:-

(i) all interests in that share, and all claims and demands against the Company in respect of it; and

(ii) all other rights and liabilities incidental to the share as between the person in whose name the share is registered and the Company.

(b) Any share which is forfeited:-

(i) is deemed to have been forfeited when the directors decide that it is forfeited;

(ii) is deemed to be the property of the Company; and

(iii) may be sold, re-allotted or otherwise disposed of as the directors think fit.

(c) If a person's shares have been forfeited:-

(i) the Company must send that person notice that forfeiture has occurred and record it in the register of members;

(ii) that person ceases to be a member in respect of those shares;

(iii) that person must surrender the certificate for the shares forfeited to the Company for cancellation;

(iv) that person remains liable to the Company for all sums due and payable by that person at the date of forfeiture in respect of those shares, including any interest (whether accrued before or after the date of forfeiture); and

(v) the directors may waive payment of such sums wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

(d) At any time before the Company disposes of a forfeited share, the directors may decide to cancel the forfeiture on such terms as they think fit.

10.8 (a) If a forfeited share is to be disposed of by being transferred, the Company may receive the consideration for the transfer and the directors may authorise any person to execute the instrument of transfer.

(b) A statutory declaration by a director or the secretary that the declarant is a director or the secretary and that a share has been forfeited on a specified date:-

(i) is conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share; and

(ii) subject to compliance with any other formalities of transfer required by these Articles or by law, constitutes a good title to the share.

(c) A person to whom a forfeited share is transferred is not bound to see to the application of the consideration (if any) nor is that person's title to the share affected by any irregularity in or invalidity of the process leading to the forfeiture or transfer of the share.

(d) If the company sells a forfeited share, the person who held it prior to its forfeiture is entitled to receive from the Company the proceeds of such sale, net of any commission, and excluding any amount which:-

(i) was, or would have become, payable; and

(ii) had not, when that share was forfeited, been paid by that person in respect of that share,

but no interest is payable to such a person in respect of such proceeds and the Company is not required to account for any money earned on them.

10.9 (a) A member may surrender any share:-

(i) in respect of which the directors may issue a forfeiture notice;

(ii) which the directors may forfeit; or

(iii) which has been forfeited.

(b) The directors may accept the surrender of any such share.

(c) The effect of surrender on a share is the same as the effect of forfeiture on that share.

(d) A share which has been surrendered may be dealt with in the same way as a share which has been forfeited.

11. SHARE CERTIFICATES

11.1 (a) The Company must issue each member with one or more certificates in respect of the shares which that member holds.

(b) Except as is otherwise provided in these Articles, all certificates must be issued free of charge.

(c) No certificate may be issued in respect of shares of more than one class.

(d) A member may request the Company, in writing, to replace:-

(i) the member's separate certificates with a consolidated certificate; or

(ii) the member's consolidated certificate with two or more separate certificates.

(e) When the Company complies with a request made by a member under (d) above, it may charge a reasonable fee as the directors decide for doing so.

11.2 (a) Every certificate must specify:-

(i) in respect of how many shares, of what class, it is issued;

(ii) the nominal value of those shares;

(iii) whether the shares are nil, partly or fully paid; and

(iv) any distinguishing numbers assigned to them.

(b) Certificates must:-

(i) have affixed to them the Company's common seal; or

(ii) be otherwise executed in accordance with the Companies Acts.

12. CONSOLIDATION OF SHARES

12.1 (a) This Article applies in circumstances where:-

(i) there has been a consolidation of shares; and

(ii) as a result, members are entitled to fractions of shares.

(b) The directors may:-

(i) sell the shares representing the fractions to any person including the Company for the best price reasonably obtainable; and

(ii) authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser.

(c) Where any holder's entitlement to a portion of the proceeds of sale amounts to less than a minimum figure determined by the directors, that member's portion may be distributed to an organisation which is a charity for the purposes of the law of England and Wales, Scotland or Northern Ireland.

(d) A person to whom shares are transferred is not obliged to ensure that any purchase money is received by the person entitled to the relevant fractions.

(e) The transferee's title to the shares is not affected by any irregularity in or invalidity of the process leading to their sale.

13. DIVIDENDS

13.1 (a) Except as otherwise provided by these Articles or the rights attached to the shares, all dividends must be:-

(i) declared and paid according to the amounts paid up on the shares on which the dividend is paid; and

(ii) apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

(b) If any share is issued on terms providing that it ranks for dividend as from a particular date, that share ranks for dividend accordingly.

(c) For the purpose of calculating dividends, no account is to be taken of any amount which has been paid up on a share in advance of the due date for payment of that amount.

14. CAPITALISATION OF PROFITS

14.1 A capitalised sum which was appropriated from profits available for distribution may be applied:-

(a) in or towards paying up any amounts unpaid on any existing nil or partly paid shares held by the persons entitled; or

(b) in paying up new debentures of the Company which are then allotted credited as fully paid to the persons entitled or as they may direct.

14.2 Model Article 36(5)(a) is modified by the deletion of the words "paragraphs (3) and (4)" and their replacement with "Model Article 36(3) and Article 14.1".

15. WRITTEN RESOLUTIONS OF MEMBERS

15.1 (a) Subject to Article 15.1(b), a written resolution of members passed in accordance with Part 13 of the Companies Act 2006 is as valid and effectual as a resolution passed at a general meeting of the Company.

(b) The following may not be passed as a written resolution and may only be passed at a general meeting:-

(i) a resolution under section 168 of the Companies Act 2006 for the removal of a director before the expiration of his period of office; and

(ii) a resolution under section 510 of the Companies Act 2006 for the removal of an auditor before the expiration of his period of office.

15.2 (a) Subject to Article 15.2(b), on a written resolution, a member has one vote in respect of each share held by him.

(b) No member may vote on a written resolution unless all moneys currently due and payable in respect of any shares held by him have been paid.

16. NOTICE OF GENERAL MEETINGS

16.1 (a) Every notice convening a general meeting of the Company must comply with the provisions of:-

(i) section 311 of the Companies Act 2006 as to the provision of information regarding the time, date and place of the meeting and the general nature of the business to be dealt with at the meeting; and

(ii) section 325(1) of the Companies Act 2006 as to the giving of information to members regarding their right to appoint proxies.

(b) Every notice of, or other communication relating to, any general meeting which any member is entitled to receive must be sent to each of the directors and to the auditors (if any) for the time being of the Company.

17. QUORUM AT GENERAL MEETINGS

17.1 (a) If and for so long as the Company has one member only who is entitled to vote on the business to be transacted at a general meeting, that member present at the meeting in person or by one or more proxies or, in the event that the member is a corporation, by one or more corporate representatives, is a quorum.

(b) If and for so long as the Company has two or more members entitled to vote on the business to be transacted at a general meeting, two of such members, each of whom is present at the meeting in person or by one or more proxies or, in the event that any member present is a corporation, by one or more corporate representatives, are a quorum.

(c) Model Article 41(1) is modified by the addition of a second sentence as follows:-

"If, at the adjourned general meeting, a quorum is not present within half an hour from the time appointed therefor or, alternatively, a quorum ceases to be present, the adjourned meeting shall be dissolved.".

18. VOTING AT GENERAL MEETINGS

18.1 (a) Subject to Article 18.2 below, on a vote on a resolution at a general meeting on a show of hands:-

(i) each member who, being an individual, is present in person has one vote;

(ii) if a member (whether such member is an individual or a corporation) appoints one or more proxies to attend the meeting, all proxies so appointed and in attendance at the meeting have, collectively, one vote; and

(iii) if a corporate member appoints one or more persons to represent it at the meeting, each person so appointed and in attendance at the meeting has, subject to section 323(4) of the Companies Act 2006, one vote.

(b) Subject to Article 18.2 below, on a resolution at a general meeting on a poll, every member (whether present in person, by proxy or authorised representative) has one vote in respect of each share held by him.

18.2 No member may vote at any general meeting or any separate meeting of the holders of any class of shares in the Company, either in person, by proxy or, in the event that the member is a corporation, by corporate representative in respect of shares held by that member unless all moneys currently due and payable by that member in respect of any shares held by that member have been paid.

18.3 (a) Model Article 44(2) is amended by the deletion of the word "or" in Model Article 44(2)(c), the deletion of the "." after the word "resolution" in Model Article 44(2)(d) and its replacement with "; or" and the insertion of a new Model Article 44(2)(e) in the following terms:-

"by a member or members holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right".

(b) A demand for a poll made by a person as proxy for a member is the same as a demand made by the member.

18.4 Polls must be taken at the general meeting at which they are demanded and in such manner as the chairman directs.

19. DELIVERY OF PROXY NOTICES

19.1 Model Article 45(1) is modified, such that a "proxy notice" (as defined in Model Article 45(1)) and any authentication of it demanded by the directors must be received at an address specified by the Company in the proxy notice not less than 48 hours before the time for holding the meeting or adjourned meeting at which the proxy appointed pursuant to the proxy notice proposes to vote; and any proxy notice received at such address less than 48 hours before the time for holding the meeting or adjourned meeting shall be invalid.

20. COMMUNICATIONS

20.1 Subject to the provisions of the Companies Act 2006, a document or information may be sent or supplied by the Company to a person by being made available on a website.

20.2 (a) A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be sent to him or an address to which notices may be sent by electronic means is entitled to have notices sent to him at that address, but otherwise no such member is entitled to receive any notices from the Company.

(b) If any share is registered in the name of joint holders, the Company may send notices and all other documents to the joint holder whose name stands first in the register of members in respect of the joint holding and the Company is not required to serve notices or other documents on any of the other joint holders.

20.3 (a) If the Company sends or supplies notices or other documents by first class post and the Company proves that such notices or other documents were properly addressed, prepaid and posted, the intended recipient is deemed to have received such notices or other documents 48 hours after posting.

(b) If the Company sends or supplies notices or other documents by electronic means and the Company proves that such notices or other documents were properly addressed, the intended recipient is deemed to have received such notices or other documents 24 hours after they were sent or supplied.

(c) If the Company sends or supplies notices or other documents by means of a website, the intended recipient is deemed to have received such notices or other documents when such notices or other documents first appeared on the website or, if later, when the intended recipient first received notice of the fact that such notices or other documents were available on the website.

(d) For the purposes of this Article 20.3, no account shall be taken of any part of a day that is not a working day.

21. COMPANY SEALS

21.1 Model Article 49(1) is modified, such that any common seal of the Company may be used by the authority of the directors or any committee of directors.

21.2 Model Article 49(3) is modified by the deletion of all words which follow the "," after the word "document" and their replacement with "the document must also be signed by:-

(a) one authorised person in the presence of a witness who attests the signature; or

(b) two authorised persons".

22. TRANSMISSION OF SHARES

22.1 Model Article 27 is modified by the addition of new Model Article 27(4) in the following terms:-

"Nothing in these Articles releases the estate of a deceased member from any liability in respect of a share solely or jointly held by that member".

22.2 All the Articles relating to the transfer of shares apply to:-

(a) any notice in writing given to the Company by a transmittee in accordance with Model Article 28(1); and

(b) any instrument of transfer executed by a transmittee in accordance with Model Article 28(2),

as if such notice or instrument were an instrument of transfer executed by the person from whom the transmittee derived rights in respect of the share, and as if the event which gave rise to the transmission had not occurred.

23. WINDING UP

23.1 If the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may determine, but no member shall be compelled to accept any assets upon which there is a liability.

24. SHARE TRANSFERS

24.1 (a) Model Article 26(1) is modified by the addition of the words "and, if any of the shares is nil or partly paid, the transferee" after the word "transferor".

(b) The directors may refuse to register the transfer of a share, and, if they do so, the instrument of transfer must be returned to the transferee together with a notice of refusal giving reasons for such refusal as soon as practicable and in any event within two months after the date on which the instrument of transfer was lodged for registration, unless the directors suspect that the proposed transfer may be fraudulent.

The model articles of association for private companies limited by shares as contained in Schedule 1 to The Companies (Model Articles) Regulations 2008 (SI 2008 No. 3229) apply to the company save in so far as they are excluded or modified. These model articles of association for private companies limited by shares are reprinted without the index below.

Companies Act 2006
Model Articles
Private Company Limited by Shares

PART 1 - INTERPRETATION AND LIMITATION OF LIABILITY

Defined terms

1. In the articles, unless the context requires otherwise—

"articles" means the company's articles of association;

"bankruptcy" includes individual insolvency proceedings in a jurisdiction other than England and Wales or Northern Ireland which have an effect similar to that of bankruptcy;

"chairman" has the meaning given in article 12;

"chairman of the meeting" has the meaning given in article 39;

"Companies Acts" means the Companies Acts (as defined in section 2 of the Companies Act 2006), in so far as they apply to the company;

"director" means a director of the company, and includes any person occupying the position of director, by whatever name called;

"distribution recipient" has the meaning given in article 31;

"document" includes, unless otherwise specified, any document sent or supplied in electronic form;

"electronic form" has the meaning given in section 1168 of the Companies Act 2006;

"fully paid" in relation to a share, means that the nominal value and any premium to be paid to the company in respect of that share have been paid to the company;

"hard copy form" has the meaning given in section 1168 of the Companies Act 2006;

"holder" in relation to shares means the person whose name is entered in the register of members as the holder of the shares;

"instrument" means a document in hard copy form;

"ordinary resolution" has the meaning given in section 282 of the Companies Act 2006;

"paid" means paid or credited as paid;

"participate", in relation to a directors' meeting, has the meaning given in article 10;

"proxy notice" has the meaning given in article 45;

"shareholder" means a person who is the holder of a share;

"shares" means shares in the company;

"special resolution" has the meaning given in section 283 of the Companies Act 2006;

"subsidiary" has the meaning given in section 1159 of the Companies Act 2006;

"transmittee" means a person entitled to a share by reason of the death or bankruptcy of a shareholder or otherwise by operation of law; and

"writing" means the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether sent or supplied in electronic form or otherwise.

Unless the context otherwise requires, other words or expressions contained in these articles bear the same meaning as in the Companies Act 2006 as in force on the date when these articles become binding on the company.

Liability of members

2. The liability of the members is limited to the amount, if any, unpaid on the shares held by them.

PART 2 - DIRECTORS

DIRECTORS' POWERS AND RESPONSIBILITIES

Directors' general authority

3. Subject to the articles, the directors are responsible for the management of the company's business, for which purpose they may exercise all the powers of the company.

Shareholders' reserve power

4. (1) The shareholders may, by special resolution, direct the directors to take, or refrain from taking, specified action.

(2) No such special resolution invalidates anything which the directors have done before the passing of the resolution.

Directors may delegate

5. (1) Subject to the articles, the directors may delegate any of the powers which are conferred on them under the articles—

(a) to such person or committee;

(b) by such means (including by power of attorney);

(c) to such an extent;

(d) in relation to such matters or territories; and

(e) on such terms and conditions;

as they think fit.

(2) If the directors so specify, any such delegation may authorise further delegation of the directors' powers by any person to whom they are delegated.

(3) The directors may revoke any delegation in whole or part, or alter its terms and conditions.

Committees

6. (1) Committees to which the directors delegate any of their powers must follow procedures which are based as far as they are applicable on those provisions of the articles which govern the taking of decisions by directors.

(2) The directors may make rules of procedure for all or any committees, which prevail over rules derived from the articles if they are not consistent with them.

DECISION-MAKING BY DIRECTORS

Directors to take decisions collectively

7. (1) The general rule about decision-making by directors is that any decision of the directors must be either a majority decision at a meeting or a decision taken in accordance with article 8.

(2) If—

(a) the company only has one director, and

(b) no provision of the articles requires it to have more than one director,

the general rule does not apply, and the director may take decisions without regard to any of the provisions of the articles relating to directors' decision-making.

Unanimous decisions

8. (1) A decision of the directors is taken in accordance with this article when all eligible directors indicate to each other by any means that they share a common view on a matter.

(2) Such a decision may take the form of a resolution in writing, copies of which have been signed by each eligible director or to which each eligible director has otherwise indicated agreement in writing.

(3) References in this article to eligible directors are to directors who would have been entitled to vote on the matter had it been proposed as a resolution at a directors' meeting.

(4) A decision may not be taken in accordance with this article if the eligible directors would not have formed a quorum at such a meeting.

Calling a directors' meeting

9. (1) Any director may call a directors' meeting by giving notice of the meeting to the directors or by authorising the company secretary (if any) to give such notice.

(2) Notice of any directors' meeting must indicate—

(a) its proposed date and time;

(b) where it is to take place; and

(c) if it is anticipated that directors participating in the meeting will not be in the same place, how it is proposed that they should communicate with each other during the meeting.

(3) Notice of a directors' meeting must be given to each director, but need not be in writing.

(4) Notice of a directors' meeting need not be given to directors who waive their entitlement to notice of that meeting, by giving notice to that effect to the company not more than 7 days after the date on which the meeting is held. Where such notice is given after the meeting has been held, that does not affect the validity of the meeting, or of any business conducted at it.

Participation in directors' meetings

10. (1) Subject to the articles, directors participate in a directors' meeting, or part of a directors' meeting, when—

(a) the meeting has been called and takes place in accordance with the articles, and

(b) they can each communicate to the others any information or opinions they have on any particular item of the business of the meeting.

(2) In determining whether directors are participating in a directors' meeting, it is irrelevant where any director is or how they communicate with each other.

(3) If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

Quorum for directors' meetings

11. (1) At a directors' meeting, unless a quorum is participating, no proposal is to be voted on, except a proposal to call another meeting.

(2) The quorum for directors' meetings may be fixed from time to time by a decision of the directors, but it must never be less than two, and unless otherwise fixed it is two.

(3) If the total number of directors for the time being is less than the quorum required, the directors must not take any decision other than a decision—

(a) to appoint further directors, or

(b) to call a general meeting so as to enable the shareholders to appoint further directors.

Chairing of directors' meetings

12. (1) The directors may appoint a director to chair their meetings.

(2) The person so appointed for the time being is known as the chairman.

(3) The directors may terminate the chairman's appointment at any time.

(4) If the chairman is not participating in a directors' meeting within ten minutes of the time at which it was to start, the participating directors must appoint one of themselves to chair it.

Casting vote

13. (1) If the numbers of votes for and against a proposal are equal, the chairman or other director chairing the meeting has a casting vote.

(2) But this does not apply if, in accordance with the articles, the chairman or other director is not to be counted as participating in the decision-making process for quorum or voting purposes.

Conflicts of interest

14. (1) If a proposed decision of the directors is concerned with an actual or proposed transaction or arrangement with the company in which a director is interested, that director is not to be counted as participating in the decision-making process for quorum or voting purposes.

(2) But if paragraph (3) applies, a director who is interested in an actual or proposed transaction or arrangement with the company is to be counted as participating in the decision-making process for quorum and voting purposes.

(3) This paragraph applies when—

(a) the company by ordinary resolution disapplies the provision of the articles which would otherwise prevent a director from being counted as participating in the decision-making process;

(b) the director's interest cannot reasonably be regarded as likely to give rise to a conflict of interest; or

(c) the director's conflict of interest arises from a permitted cause.

(4) For the purposes of this article, the following are permitted causes—

(a) a guarantee given, or to be given, by or to a director in respect of an obligation incurred by or on behalf of the company or any of its subsidiaries;

(b) subscription, or an agreement to subscribe, for shares or other securities of the company or any of its subsidiaries, or to underwrite, sub-underwrite, or guarantee subscription for any such shares or securities; and

(c) arrangements pursuant to which benefits are made available to employees and directors or former employees and directors of the company or any of its subsidiaries which do not provide special benefits for directors or former directors.

(5) For the purposes of this article, references to proposed decisions and decision-making processes include any directors' meeting or part of a directors' meeting.

(6) Subject to paragraph (7), if a question arises at a meeting of directors or of a committee of directors as to the right of a director to participate in the meeting (or part of the meeting) for voting or quorum purposes, the question may, before the conclusion of the meeting, be referred to the chairman whose ruling in relation to any director other than the chairman is to be final and conclusive.

(7) If any question as to the right to participate in the meeting (or part of the meeting) should arise in respect of the chairman, the question is to be decided by a decision of the directors at that meeting, for which purpose the chairman is not to be counted as participating in the meeting (or that part of the meeting) for voting or quorum purposes.

Records of decisions to be kept

15. The directors must ensure that the company keeps a record, in writing, for at least 10 years from the date of the decision recorded, of every unanimous or majority decision taken by the directors.

Directors' discretion to make further rules

16. Subject to the articles, the directors may make any rule which they think fit about how they take decisions, and about how such rules are to be recorded or communicated to directors.

APPOINTMENT OF DIRECTORS

Methods of appointing directors

17. (1) Any person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director—

(a) by ordinary resolution, or

(b) by a decision of the directors.

(2) In any case where, as a result of death, the company has no shareholders and no directors, the personal representatives of the last shareholder to have died have the right, by notice in writing, to appoint a person to be a director.

(3) For the purposes of paragraph (2), where 2 or more shareholders die in circumstances rendering it uncertain who was the last to die, a younger shareholder is deemed to have survived an older shareholder.

Termination of director's appointment

18. A person ceases to be a director as soon as—

(a) that person ceases to be a director by virtue of any provision of the Companies Act 2006 or is prohibited from being a director by law;

(b) a bankruptcy order is made against that person;

(c) a composition is made with that person's creditors generally in satisfaction of that person's debts;

(d) a registered medical practitioner who is treating that person gives a written opinion to the company stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months;

(e) by reason of that person's mental health, a court makes an order which wholly or partly prevents that person from personally exercising any powers or rights which that person would otherwise have;[1]

(f) notification is received by the company from the director that the director is resigning from office, and such resignation has taken effect in accordance with its terms.

Directors' remuneration

19. (1) Directors may undertake any services for the company that the directors decide.

(2) Directors are entitled to such remuneration as the directors determine—

(a) for their services to the company as directors, and

(b) for any other service which they undertake for the company.

(3) Subject to the articles, a director's remuneration may—

(a) take any form, and

(b) include any arrangements in connection with the payment of a pension, allowance or gratuity, or any death, sickness or disability benefits, to or in respect of that director.

(4) Unless the directors decide otherwise, directors' remuneration accrues from day to day.

(5) Unless the directors decide otherwise, directors are not accountable to the company for any remuneration which they receive as directors or other officers or employees of the company's subsidiaries or of any other body corporate in which the company is interested.

Directors' expenses

20. The company may pay any reasonable expenses which the directors properly incur in connection with their attendance at—

(a) meetings of directors or committees of directors,

(b) general meetings, or

(c) separate meetings of the holders of any class of shares or of debentures of the company,

or otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to the company.

PART 3 - SHARES AND DISTRIBUTIONS

SHARES

All shares to be fully paid up

21. (1) No share is to be issued for less than the aggregate of its nominal value and any premium to be paid to the company in consideration for its issue.

(2) This does not apply to shares taken on the formation of the company by the subscribers to the company's memorandum.

Powers to issue different classes of share

22. (1) Subject to the articles, but without prejudice to the rights attached to any existing share, the company may issue shares with such rights or restrictions as may be determined by ordinary resolution.

(2) The company may issue shares which are to be redeemed, or are liable to be redeemed at the option of the company or the holder, and the directors may determine the terms, conditions and manner of redemption of any such shares.

Company not bound by less than absolute interests

23. Except as required by law, no person is to be recognised by the company as holding any share upon any trust, and except as otherwise required by law or the articles, the company is not in any way to be bound by or recognise any interest in a share other than the holder's absolute ownership of it and all the rights attaching to it.

Share certificates

24. (1) The company must issue each shareholder, free of charge, with one or more certificates in respect of the shares which that shareholder holds.

(2) Every certificate must specify—

(a) in respect of how many shares, of what class, it is issued;

(b) the nominal value of those shares;

(c) that the shares are fully paid; and

(d) any distinguishing numbers assigned to them.

(3) No certificate may be issued in respect of shares of more than one class.

(4) If more than one person holds a share, only one certificate may be issued in respect of it.

(5) Certificates must—

(a) have affixed to them the company's common seal, or

(b) be otherwise executed in accordance with the Companies Acts.

Replacement share certificates

25. (1) If a certificate issued in respect of a shareholder's shares is—

(a) damaged or defaced, or

(b) said to be lost, stolen or destroyed,

that shareholder is entitled to be issued with a replacement certificate in respect of the same shares.

(2) A shareholder exercising the right to be issued with such a replacement certificate—

(a) may at the same time exercise the right to be issued with a single certificate or separate certificates;

(b) must return the certificate which is to be replaced to the company if it is damaged or defaced; and

(c) must comply with such conditions as to evidence, indemnity and the payment of a reasonable fee as the directors decide.

Share transfers

26. (1) Shares may be transferred by means of an instrument of transfer in any usual form or any other form approved by the directors, which is executed by or on behalf of the transferor.

(2) No fee may be charged for registering any instrument of transfer or other document relating to or affecting the title to any share.

(3) The company may retain any instrument of transfer which is registered.

[1] The Mental Health (Discrimination) Act 2013 provides that 18(e) is omitted as from 28 April 2013.

(4) The transferor remains the holder of a share until the transferee's name is entered in the register of members as holder of it.

(5) The directors may refuse to register the transfer of a share, and if they do so, the instrument of transfer must be returned to the transferee with the notice of refusal unless they suspect that the proposed transfer may be fraudulent.

Transmission of shares

27. (1) If title to a share passes to a transmittee, the company may only recognise the transmittee as having any title to that share.

(2) A transmittee who produces such evidence of entitlement to shares as the directors may properly require—

(a) may, subject to the articles, choose either to become the holder of those shares or to have them transferred to another person, and

(b) subject to the articles, and pending any transfer of the shares to another person, has the same rights as the holder had.

(3) But transmittees do not have the right to attend or vote at a general meeting, or agree to a proposed written resolution, in respect of shares to which they are entitled, by reason of the holder's death or bankruptcy or otherwise, unless they become the holders of those shares.

Exercise of transmittees' rights

28. (1) Transmittees who wish to become the holders of shares to which they have become entitled must notify the company in writing of that wish.

(2) If the transmittee wishes to have a share transferred to another person, the transmittee must execute an instrument of transfer in respect of it.

(3) Any transfer made or executed under this article is to be treated as if it were made or executed by the person from whom the transmittee has derived rights in respect of the share, and as if the event which gave rise to the transmission had not occurred.

Transmittees bound by prior notices

29. If a notice is given to a shareholder in respect of shares and a transmittee is entitled to those shares, the transmittee is bound by the notice if it was given to the shareholder before the transmittee's name has been entered in the register of members.

DIVIDENDS AND OTHER DISTRIBUTIONS

Procedure for declaring dividends

30. (1) The company may by ordinary resolution declare dividends, and the directors may decide to pay interim dividends.

(2) A dividend must not be declared unless the directors have made a recommendation as to its amount. Such a dividend must not exceed the amount recommended by the directors.

(3) No dividend may be declared or paid unless it is in accordance with shareholders' respective rights.

(4) Unless the shareholders' resolution to declare or directors' decision to pay a dividend, or the terms on which shares are issued, specify otherwise, it must be paid by reference to each shareholder's holding of shares on the date of the resolution or decision to declare or pay it.

(5) If the company's share capital is divided into different classes, no interim dividend may be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear.

(6) The directors may pay at intervals any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment.

(7) If the directors act in good faith, they do not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on shares with deferred or non-preferred rights.

Payment of dividends and other distributions

31. (1) Where a dividend or other sum which is a distribution is payable in respect of a share, it must be paid by one or more of the following means—

(a) transfer to a bank or building society account specified by the distribution recipient either in writing or as the directors may otherwise decide;

(b) sending a cheque made payable to the distribution recipient by post to the distribution recipient at the distribution recipient's registered address (if the distribution recipient is a holder of the share), or (in any other case) to an address specified by the distribution recipient either in writing or as the directors may otherwise decide;

(c) sending a cheque made payable to such person by post to such person at such address as the distribution recipient has specified either in writing or as the directors may otherwise decide; or

(d) any other means of payment as the directors agree with the distribution recipient either in writing or by such other means as the directors decide.

(2) In the articles, "the distribution recipient" means, in respect of a share in respect of which a dividend or other sum is payable—

(a) the holder of the share; or

(b) if the share has two or more joint holders, whichever of them is named first in the register of members; or

(c) if the holder is no longer entitled to the share by reason of death or bankruptcy, or otherwise by operation of law, the transmittee.

No interest on distributions

32. The company may not pay interest on any dividend or other sum payable in respect of a share unless otherwise provided by—

(a) the terms on which the share was issued, or

(b) the provisions of another agreement between the holder of that share and the company.

Unclaimed distributions

33. (1) All dividends or other sums which are—

(a) payable in respect of shares, and

(b) unclaimed after having been declared or become payable,

may be invested or otherwise made use of by the directors for the benefit of the company until claimed.

(2) The payment of any such dividend or other sum into a separate account does not make the company a trustee in respect of it.

(3) If—

(a) twelve years have passed from the date on which a dividend or other sum became due for payment, and

(b) the distribution recipient has not claimed it,

the distribution recipient is no longer entitled to that dividend or other sum and it ceases to remain owing by the company.

Non-cash distributions

34. (1) Subject to the terms of issue of the share in question, the company may, by ordinary resolution on the recommendation of the directors, decide to pay all or part of a dividend or other distribution payable in respect of a share by transferring non-cash assets of equivalent value (including, without limitation, shares or other securities in any company).

(2) For the purposes of paying a non-cash distribution, the directors may make whatever arrangements they think fit, including, where any difficulty arises regarding the distribution—

(a) fixing the value of any assets;

(b) paying cash to any distribution recipient on the basis of that value in order to adjust the rights of recipients; and

(c) vesting any assets in trustees.

Waiver of distributions

35. Distribution recipients may waive their entitlement to a dividend or other distribution payable in respect of a share by giving the company notice in writing to that effect, but if—

(a) the share has more than one holder, or

(b) more than one person is entitled to the share, whether by reason of the death or bankruptcy of one or more joint holders, or otherwise,

the notice is not effective unless it is expressed to be given, and signed, by all the holders or persons otherwise entitled to the share.

CAPITALISATION OF PROFITS

Authority to capitalise and appropriation of capitalised sums

36. (1) Subject to the articles, the directors may, if they are so authorised by an ordinary resolution—

(a) decide to capitalise any profits of the company (whether or not they are available for distribution) which are not required for paying a preferential dividend, or any sum standing to the credit of the company's share premium account or capital redemption reserve; and

(b) appropriate any sum which they so decide to capitalise (a "capitalised sum") to the persons who would have been entitled to it if it were distributed by way of dividend (the "persons entitled") and in the same proportions.

(2) Capitalised sums must be applied—

(a) on behalf of the persons entitled, and

(b) in the same proportions as a dividend would have been distributed to them.

(3) Any capitalised sum may be applied in paying up new shares of a nominal amount equal to the capitalised sum which are then allotted credited as fully paid to the persons entitled or as they may direct.

(4) A capitalised sum which was appropriated from profits available for distribution may be applied in paying up new debentures of the company which are then allotted credited as fully paid to the persons entitled or as they may direct.

(5) Subject to the articles the directors may—

(a) apply capitalised sums in accordance with paragraphs (3) and (4) partly in one way and partly in another;

(b) make such arrangements as they think fit to deal with shares or debentures becoming distributable in fractions under this article (including the issue of fractional certificates or the making of cash payments); and

(c) authorise any person to enter into an agreement with the company on behalf of all the persons entitled which is binding on them in respect of the allotment of shares and debentures to them under this article.

PART 4 - DECISION-MAKING BY SHAREHOLDERS

ORGANISATION OF GENERAL MEETINGS

Attendance and speaking at general meetings

37. (1) A person is able to exercise the right to speak at a general meeting when that person is in a position to communicate to all those attending the meeting, during the meeting, any information or opinions which that person has on the business of the meeting.

(2) A person is able to exercise the right to vote at a general meeting when—

(a) that person is able to vote, during the meeting, on resolutions put to the vote at the meeting, and

(b) that person's vote can be taken into account in determining whether or not such resolutions are passed at the same time as the votes of all the other persons attending the meeting.

(3) The directors may make whatever arrangements they consider appropriate to enable those attending a general meeting to exercise their rights to speak or vote at it.

(4) In determining attendance at a general meeting, it is immaterial whether any two or more members attending it are in the same place as each other.

(5) Two or more persons who are not in the same place as each other attend a general meeting if their circumstances are such that if they have (or were to have) rights to speak and vote at that meeting, they are (or would be) able to exercise them.

Quorum for general meetings

38. No business other than the appointment of the chairman of the meeting is to be transacted at a general meeting if the persons attending it do not constitute a quorum.

Chairing general meetings

39. (1) If the directors have appointed a chairman, the chairman shall chair general meetings if present and willing to do so.

(2) If the directors have not appointed a chairman, or if the chairman is unwilling to chair the meeting or is not present within ten minutes of the time at which a meeting was due to start—

(a) the directors present, or

(b) (if no directors are present), the meeting,

must appoint a director or shareholder to chair the meeting, and the appointment of the chairman of the meeting must be the first business of the meeting.

(3) The person chairing a meeting in accordance with this article is referred to as "the chairman of the meeting".

Attendance and speaking by directors and non-shareholders

40. (1) Directors may attend and speak at general meetings, whether or not they are shareholders.

(2) The chairman of the meeting may permit other persons who are not—

(a) shareholders of the company, or

(b) otherwise entitled to exercise the rights of shareholders in relation to general meetings,

to attend and speak at a general meeting.

Adjournment

41. (1) If the persons attending a general meeting within half an hour of the time at which the meeting was due to start do not constitute a quorum, or if during a meeting a quorum ceases to be present, the chairman of the meeting must adjourn it.

(2) The chairman of the meeting may adjourn a general meeting at which a quorum is present if—

(a) the meeting consents to an adjournment, or

(b) it appears to the chairman of the meeting that an adjournment is necessary to protect the safety of any person attending the meeting or ensure that the business of the meeting is conducted in an orderly manner.

(3) The chairman of the meeting must adjourn a general meeting if directed to do so by the meeting.

(4) When adjourning a general meeting, the chairman of the meeting must—

(a) either specify the time and place to which it is adjourned or state that it is to continue at a time and place to be fixed by the directors, and

(b) have regard to any directions as to the time and place of any adjournment which have been given by the meeting.

(5) If the continuation of an adjourned meeting is to take place more than 14 days after it was adjourned, the company must give at least 7 clear days' notice of it (that is, excluding the day of the adjourned meeting and the day on which the notice is given)—

(a) to the same persons to whom notice of the company's general meetings is required to be given, and

(b) containing the same information which such notice is required to contain.

(6) No business may be transacted at an adjourned general meeting which could not properly have been transacted at the meeting if the adjournment had not taken place.

VOTING AT GENERAL MEETINGS

Voting: general

42. A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is duly demanded in accordance with the articles.

Errors and disputes

43. (1) No objection may be raised to the qualification of any person voting at a general meeting except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting is valid.

(2) Any such objection must be referred to the chairman of the meeting, whose decision is final.

Poll votes

44. (1) A poll on a resolution may be demanded—

(a) in advance of the general meeting where it is to be put to the vote, or

(b) at a general meeting, either before a show of hands on that resolution or immediately after the result of a show of hands on that resolution is declared.

(2) A poll may be demanded by—

(a) the chairman of the meeting;

(b) the directors;

(c) two or more persons having the right to vote on the resolution; or

(d) a person or persons representing not less than one tenth of the total voting rights of all the shareholders having the right to vote on the resolution.

(3) A demand for a poll may be withdrawn if—

(a) the poll has not yet been taken, and

(b) the chairman of the meeting consents to the withdrawal.

(4) Polls must be taken immediately and in such manner as the chairman of the meeting directs.

Content of proxy notices

45. (1) Proxies may only validly be appointed by a notice in writing (a "proxy notice") which—

(a) states the name and address of the shareholder appointing the proxy;

(b) identifies the person appointed to be that shareholder's proxy and the general meeting in relation to which that person is appointed;

(c) is signed by or on behalf of the shareholder appointing the proxy, or is authenticated in such manner as the directors may determine; and

(d) is delivered to the company in accordance with the articles and any instructions contained in the notice of the general meeting to which they relate.

(2) The company may require proxy notices to be delivered in a particular form, and may specify different forms for different purposes.

(3) Proxy notices may specify how the proxy appointed under them is to vote (or that the proxy is to abstain from voting) on one or more resolutions.

(4) Unless a proxy notice indicates otherwise, it must be treated as—

(a) allowing the person appointed under it as a proxy discretion as to how to vote on any ancillary or procedural resolutions put to the meeting, and

(b) appointing that person as a proxy in relation to any adjournment of the general meeting to which it relates as well as the meeting itself.

Delivery of proxy notices

46. (1) A person who is entitled to attend, speak or vote (either on a show of hands or on a poll) at a general meeting remains so entitled in respect of that meeting or any adjournment of it, even though a valid proxy notice has been delivered to the company by or on behalf of that person.

(2) An appointment under a proxy notice may be revoked by delivering to the company a notice in writing given by or on behalf of the person by whom or on whose behalf the proxy notice was given.

(3) A notice revoking a proxy appointment only takes effect if it is delivered before the start of the meeting or adjourned meeting to which it relates.

(4) If a proxy notice is not executed by the person appointing the proxy, it must be accompanied by written evidence of the authority of the person who executed it to execute it on the appointor's behalf.

Amendments to resolutions

47. (1) An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if—

(a) notice of the proposed amendment is given to the company in writing by a person entitled to vote at the general meeting at which it is to be proposed not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine), and

(b) the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

(2) A special resolution to be proposed at a general meeting may be amended by ordinary resolution, if—

(a) the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed, and

(b) the amendment does not go beyond what is necessary to correct a grammatical or other non-substantive error in the resolution.

(3) If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman's error does not invalidate the vote on that resolution.

PART 5 - ADMINISTRATIVE ARRANGEMENTS

Means of communication to be used

48. (1) Subject to the articles, anything sent or supplied by or to the company under the articles may be sent or supplied in any way in which the Companies Act 2006 provides for documents or information which are authorised or required by any provision of that Act to be sent or supplied by or to the company.

(2) Subject to the articles, any notice or document to be sent or supplied to a director in connection with the taking of decisions by directors may also be sent or supplied by the means by which that director has asked to be sent or supplied with such notices or documents for the time being.

(3) A director may agree with the company that notices or documents sent to that director in a particular way are to be deemed to have been received within a specified time of their being sent, and for the specified time to be less than 48 hours.

Company seals

49. (1) Any common seal may only be used by the authority of the directors.

(2) The directors may decide by what means and in what form any common seal is to be used.

(3) Unless otherwise decided by the directors, if the company has a common seal and it is affixed to a document, the document must also be signed by at least one authorised person in the presence of a witness who attests the signature.

(4) For the purposes of this article, an authorised person is—

(a) any director of the company;

(b) the company secretary (if any); or

(c) any person authorised by the directors for the purpose of signing documents to which the common seal is applied.

No right to inspect accounts and other records

50. Except as provided by law or authorised by the directors or an ordinary resolution of the company, no person is entitled to inspect any of the company's accounting or other records or documents merely by virtue of being a shareholder.

Provision for employees on cessation of business

51. The directors may decide to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries (other than a director or former director or shadow director) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

DIRECTORS' INDEMNITY AND INSURANCE

Indemnity

52. (1) Subject to paragraph (2), a relevant director of the company or an associated company may be indemnified out of the company's assets against—

(a) any liability incurred by that director in connection with any negligence, default, breach of duty or breach of trust in relation to the company or an associated company,

(b) any liability incurred by that director in connection with the activities of the company or an associated company in its capacity as a trustee of an occupational pension scheme (as defined in section 235(6) of the Companies Act 2006),

(c) any other liability incurred by that director as an officer of the company or an associated company.

(2) This article does not authorise any indemnity which would be prohibited or rendered void by any provision of the Companies Acts or by any other provision of law.

(3) In this article—

(a) companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate, and

(b) a "relevant director" means any director or former director of the company or an associated company.

Insurance

53. (1) The directors may decide to purchase and maintain insurance, at the expense of the company, for the benefit of any relevant director in respect of any relevant loss.

(2) In this article—

(a) a "relevant director" means any director or former director of the company or an associated company,

(b) a "relevant loss" means any loss or liability which has been or may be incurred by a relevant director in connection with that director's duties or powers in relation to the company, any associated company or any pension fund or employees' share scheme of the company or associated company, and

(c) companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate.

CERTIFICATE OF INCORPORATION
OF A
PRIVATE LIMITED COMPANY

Company Number **9586732**

The Registrar of Companies for England and Wales, hereby certifies that

BIDS TRADING LIMITED

is this day incorporated under the Companies Act 2006 as a private company, that the company is limited by shares, and the situation of its registered office is in England and Wales.

Given at Companies House, Cardiff, on **12th May 2015**.

The above information was communicated by electronic means and authenticated by the Registrar of Companies under section 1115 of the Companies Act 2006

Companies House

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES